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Filed pursuant to Rule 424(b)(5)
Registration number 333-110158

Prospectus Supplement to Prospectus Dated January 16, 2004

6,000,000 Shares
Common Stock

This is a public offering of common stock of Cypress Bioscience, Inc. We are offering 6,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "CYPB." On April 1, 2004, the last reported sale price of our common stock was $11.92 per share.

Investing in our common stock involves risk. See "Risk Factors" beginning on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$11.50	$69,000,000
Underwriting discounts and commissions	$0.69	$4,140,000
Proceeds, before expenses, to Cypress Bioscience	$10.81	$64,860,000

We have granted the underwriters the right to purchase up to 900,000 additional shares of common stock to cover over-allotments.

Deutsche Bank Securities
CIBC World Markets
Lazard
Jefferies & Company, Inc.

The date of this prospectus supplement is April 1, 2004.

ABOUT THIS PROSPECTUS SUPPLEMENT

        Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to "Cypress," "we," "us," or "our" refer to Cypress Bioscience, Inc., a Delaware corporation.

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering the common stock only in jurisdictions where such offers are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" below.

        Cypress Bioscience, Inc., the Cypress Bioscience logo and other Cypress Bioscience names are trademarks of Cypress Bioscience, Inc. in the United States and in other selected countries. All other brand names and trademarks appearing in this prospectus supplement or the accompanying prospectus are the property of their respective holders.

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PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, before making an investment decision.

Cypress Bioscience

        We are committed to being the innovator and leader in providing products for the treatment of patients with Functional Somatic Syndromes and other related chronic pain and central nervous system disorders. Functional Somatic Syndromes refer to several related syndromes characterized more by symptoms, suffering and disability than by disease-specific abnormalities that are found on physical examination and include many overlapping pain and psychiatric conditions such as Fibromyalgia Syndrome, or FMS, and irritable bowel syndrome. Our goal is to be the first to commercialize a product approved in the United States for the treatment of FMS, the focus of our initial efforts in the area of Functional Somatic Syndromes. We recently commenced a Phase III trial for milnacipran in the treatment of FMS. In January 2004, we entered into an agreement with Forest Laboratories, Inc. for the development and marketing of milnacipran. We are conducting our initial Phase III trial and will conduct our second Phase III trial in collaboration with Forest Laboratories. These two Phase III trials and any additional studies needed for FDA approval could possibly be completed in 2006 and, if successful, a New Drug Application, or NDA, for FMS could possibly be submitted later in that year. In our Phase II trial, milnacipran was shown to provide statistically significant improvement in pain, the primary symptom of FMS. No unexpected safety concerns arose from this trial and there were no serious adverse events.

Fibromyalgia Syndrome

        FMS is a chronic and debilitating condition characterized by widespread pain and stiffness throughout the body, accompanied by severe fatigue, insomnia and mood symptoms. By some measures, patients with FMS have at least comparable disability, more pain and lower quality of life than patients with rheumatoid arthritis or osteoarthritis. Although FMS has been medically recognized for many years, it was only in 1990 that medical specialists agreed on the signs and symptoms that must be present to make the diagnosis. As reported by the American College of Rheumatology, or ACR, FMS affects an estimated 2-4% of the population worldwide, including an estimated 6-12 million patients in the United States, based on the criteria established by the ACR. A recent scientific article suggests that because the ACR criteria were designed for clinical research purposes and therefore limit the FMS diagnosis, the 2-4% prevalence may under-represent the actual prevalence of chronic widespread pain. Most FMS patients are middle-aged women, although the ailment can strike children, the elderly and men. FMS is diagnosed four times more frequently in women than in men and once symptoms appear, most patients can expect to suffer the condition throughout their entire life. As a result of the diversity of symptoms, there are numerous physician specialties involved in the treatment and management of FMS, including both primary care physicians and rheumatologists.

        Despite the high prevalence and severity of this syndrome, there are no treatments specifically approved for FMS in the United States or elsewhere. Tricyclic antidepressants, or TCAs, a class of compounds that are known to be effective analgesics, or pain-reducing drugs, in multiple chronic pain conditions, are currently viewed as the drugs of choice in treating FMS. TCAs, however, are severely limited in their use for the treatment of FMS because they have been linked with side effects such as arrhythmias and the risk of fatal overdose, as well as contributing to weight gain and drowsiness, which is particularly problematic because individuals with FMS are already suffering from fatigue.

Milnacipran for the Treatment of Fibromyalgia Syndrome

  Milnacipran

        We are developing milnacipran for the treatment of FMS. In 2001, we in-licensed milnacipran from Pierre Fabre Medicament. While milnacipran is similar to TCAs with regard to the relative ratio of norepinephrine and serotonin activity, milnacipran appears to lack the side effects associated with TCAs, as it does not interact with several classes of receptors that are responsible for many of the adverse effects of TCAs. Therefore, we believe that milnacipran may have efficacy similar to TCAs in treating FMS and related chronic pain conditions, without causing the side effects that limit the prescribing of TCAs by physicians and compliance by patients. Milnacipran is currently approved for the treatment of depression in 32 countries and is a leading antidepressant in Japan. Milnacipran has not been approved in the United States for any indication, and we are the first company conducting clinical trials of milnacipran in the United States for FMS. Since its commercial launch in 1997, milnacipran has been used by over 2,000,000 patients worldwide, with side effects typically limited to transient and mild nausea, a slight increase in heart rate, as well as the potential for urinary retention in older men with an enlarged prostate.

  Milnacipran Development Status

        Phase II results.    We completed a Phase II trial evaluating milnacipran for the treatment of FMS in the Fall of 2002. The Phase II trial was a three-month, randomized, placebo-controlled study involving 14 sites and 125 FMS patients who were randomized to either milnacipran treatment or placebo. The study evaluated the overall analgesic efficacy and safety of milnacipran in a population of FMS patients, with a primary endpoint based on improvement in patient-reported pain. Secondary objectives included assessment of the impact of dosing strategy (twice daily dosing versus once daily) and the impact of milnacipran on other symptoms of FMS including fatigue, mood, physical function and sleep disturbances. In our Phase II trial, milnacipran was shown to provide statistically significant improvement in pain, the primary symptom of FMS. Thirty-seven percent of milnacipran-treated patients randomized to the twice a day dosing group reported at least a 50% reduction in pain intensity, which means that their reported pain was half as intense as it was at the beginning of the study, compared to 14% of patients in the placebo group. In this analysis, 51 patients received milnacipran and 28 patients received a placebo. Further, 75% of all milnacipran-treated patients reported an impression of overall improvement compared to 38% in the placebo group. In this analysis, 68 patients received milnacipran and 21 patients received placebo. No unexpected safety concerns arose from this trial and there were no serious adverse events. Milnacipran was generally well-tolerated, especially with twice daily dosing. The most common dose-related side effects reported by patients were nausea, particularly early in the study, as well as a slight increase in heart rate. Most adverse events were mild to moderate in intensity and only lasted for a short time.

        Phase III trials.    We commenced the first of our planned Phase III trials in October 2003. As generally is required by the FDA, two positive pivotal trials are required for an NDA approval of milnacipran for the treatment of FMS. Both of the required trials are similar in design to the Phase II trial—they require that participants in the trial cease taking any drugs they are taking for FMS, have virtually identical inclusion and exclusion criteria, and are utilizing the same qualitative assessment methodologies. We plan on enrolling over 1,000 patients in total in our first two Phase III trials. The endpoint is a composite incorporating pain, the patient's global impression of change and physical function, which means the patient's ability to perform functions of daily living. The entire Phase III program could possibly be completed in 2006 and, if successful, an NDA for FMS could possibly be submitted later in that year. We do not believe that patient enrollment will be a time-limiting factor due to the current lack of approved treatments for FMS, and our historical FMS enrollment rates have met our expectations.

Forest Laboratories Agreement

        In January 2004, we entered into a collaboration agreement with Forest Laboratories for the development and marketing of milnacipran. We selected Forest Laboratories as our development and marketing collaborator based in part on its strong franchise in central nervous system drugs and in the primary care and psychiatric markets. Under our agreement with Forest Laboratories, we sublicensed our exclusive rights to develop and commercialize milnacipran to Forest Laboratories for the United States, with an option to extend the territory to include Canada. Forest Laboratories assumed responsibility for funding all continuing development of milnacipran. Forest Laboratories will also be responsible for sales and marketing activities related to any product developed under the agreement, and we will have the option to co-promote up to 25% of the total physician details. We share decision making authority with Forest Laboratories, through the joint development committee, with respect to the research, development and marketing of milnacipran. We received a $25.0 million upfront payment from Forest Laboratories in January 2004, of which we are required to pay Pierre Fabre $1.25 million as a sublicense fee. Our agreement with Forest Laboratories (including the upfront payment we received) provides for total upfront and milestone payments to us that could be approximately $205.0 million related to the development of milnacipran for the treatment of FMS, a large portion of which will depend upon achieving certain sales of milnacipran, and an additional $45.0 million in the event that we develop other indications for milnacipran, as well as potential royalty payments based on sales of licensed products under the agreement.

Risks Affecting Us

        We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in "Risk Factors." We have not received regulatory approval for, or generated commercial revenues from, our product candidate. Our current product candidate is in clinical development. If we do not successfully commercialize our product candidate, we will be unable to achieve our business objectives. As of December 31, 2003, we had an accumulated deficit of $126.3 million. We expect to continue to incur increasing losses over the next several years, and we may never become profitable.

Available Information

        Our principal executive offices are located at 4350 Executive Drive, Suite 325, San Diego, California 92121, and our telephone number is (858) 452-2323. We maintain a worldwide website at www.cypressbio.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site.

The Offering

Common stock offered by Cypress Bioscience	6,000,000 shares
Common stock to be outstanding after this offering	28,419,827 shares
Use of proceeds
To acquire or invest in businesses, products and technologies that are complementary to our own, and to fund development activities, including preclinical research and development and clinical trials, for any such newly acquired products or technologies. We may also use a portion of the net proceeds for general and administrative expenses and general corporate purposes.
Nasdaq National Market symbol	CYPB

        The number of shares of our common stock to be outstanding after this offering is based on 22,419,827 shares outstanding as of April 1, 2004. This number does not include:

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  3,392,606 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of approximately $4.05 per share;

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  1,337,977 shares of our common stock reserved for future awards under our stock option plans; and

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  1,981,400 shares of our common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $3.84 per share.

        Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We are dependent on our collaboration with Forest Laboratories to develop and commercialize milnacipran, our only product candidate, and to obtain regulatory approval. Events or circumstances may occur that delay or prevent the development and commercialization of milnacipran.

        Pursuant to the terms of our collaboration agreement with Forest Laboratories, we granted Forest Laboratories an exclusive sublicense for the development and marketing of milnacipran, our only product candidate, for all indications in the United States, with an option to extend the territory to include Canada. In addition, Forest Laboratories has the option to acquire an exclusive license from us in the United States, and potentially Canada, to any compounds developed under our agreement with Collegium Pharmaceutical. Forest Laboratories is responsible for funding the development of milnacipran, including clinical trials and regulatory approval. If the FDA approves this product candidate, Forest Laboratories will also have primary responsibility for the marketing and sale of the approved product and will share responsibility for compliance with regulatory requirements. We have limited control over the amount and timing of resources that Forest Laboratories will dedicate to the development, approval and marketing of milnacipran. Our ability to generate milestone and royalty payments from Forest Laboratories depends on Forest Laboratories' ability to establish the safety and efficacy of milnacipran, obtain regulatory approvals and achieve market acceptance of milnacipran for the treatment of FMS.

        We are subject to a number of additional risks associated with our dependence on our collaboration with Forest Laboratories, including:

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  Forest Laboratories could delay the commencement of our second phase III trial for milnacipran for the treatment of FMS or the commencement of any other clinical trials, underfund such clinical trials, stop our current phase III trial or any other clinical trials for milnacipran or abandon development of milnacipran, repeat or conduct new clinical trials or require a new formulation of milnacipran for clinical testing;

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  we and Forest Laboratories could disagree as to development plans, including clinical trials or regulatory approval strategy, or as to which additional indications for milnacipran should be pursued;

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  Forest Laboratories could independently develop, develop with third parties or acquire products that could compete with milnacipran, including drugs approved for other indications used by physicians off-label for the treatment of FMS;

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  Forest Laboratories could fail to devote sufficient resources to the development, approval, commercialization, or marketing and distribution of any products developed under our collaboration agreement, including by failing to develop a rheumatology sales force if such a sales force is necessary for the most effective distribution of any approved product; and

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  disputes regarding the collaboration agreement that delay or terminate the development, commercialization or receipt of regulatory approvals of milnacipran, delay or prevent the achievement of clinical or regulatory objectives that would result in the payment of milestone payments or result in significant litigation or arbitration.

        Furthermore, Forest Laboratories may terminate our collaboration agreement upon our material breach or our bankruptcy and may also terminate our agreement upon 120 days' notice in the event Forest Laboratories reasonably determines that the development program indicates issues of safety or efficacy that are likely to prevent or significantly delay the filing or approval of a new drug application or to result in labeling or indications that would significantly adversely affect the marketing of any product developed under the agreement. If any of these events occur, we may not be able to find another collaborator for development or commercialization, and if we elected to pursue further development and commercialization of milnacipran, we would experience substantially increased capital requirements that we might not be able to fund.

We rely upon an exclusive license from Pierre Fabre in order to develop and sell our milnacipran product candidate, and our ability to pursue the development and commercialization of milnacipran for the treatment of FMS depends upon the continuation of our license from Pierre Fabre.

        Our license agreement with Pierre Fabre provides us with an exclusive license to develop and sell any products with the compound milnacipran as an active ingredient for any indication in the United States and Canada, with a right to sublicense certain rights to Forest Laboratories under our collaboration with Forest Laboratories. Either we or Pierre Fabre may terminate the license agreement for cause upon 90 days' prior written notice to the other party upon the bankruptcy or dissolution of the other party, or upon a breach of any material provision of the agreement if the breach is not cured within 90 days following the written notice. Furthermore, Pierre Fabre has the right to terminate the agreement upon 90 days' prior notice to us if we and our sub-licensees terminate our development and marketing activities with respect to milnacipran, if we challenge certain patent rights of Pierre Fabre and under specified other circumstances. If our license agreement with Pierre Fabre were terminated, we would lose our rights to develop and commercialize products using the compound milnacipran as an active ingredient, as the compound is manufactured under Pierre Fabre patents and using Pierre Fabre know-how and trade secrets, and it would be unlikely that we could obtain the active ingredient in milnacipran from any other source.

We rely upon Pierre Fabre as our exclusive supplier of the compound used as the active ingredient in our milnacipran product candidate and if Pierre Fabre fails to supply us sufficient quantities of the active ingredient it may delay or prevent us from developing and commercializing our only product candidate.

        Pursuant to our purchase and supply agreement with Pierre Fabre, Pierre Fabre is the exclusive supplier to us and Forest Laboratories of the compound used as the active pharmaceutical ingredient in our milnacipran product candidate. Neither we nor Forest Laboratories have facilities for the manufacture of the product candidate. Currently, Pierre Fabre manufactures the active ingredient of milnacipran in its facility in Gaillac, France and Pierre Fabre is the only worldwide supplier of the active ingredient of milnacipran that is currently approved for sale as an antidepressant and sold in 32 countries, but is not approved for sale in the United States. If any product is commercialized under the agreement, Pierre

Fabre will have the exclusive right to manufacture the active ingredient used in our commercial product. If milnacipran is commercialized in the United States, Pierre Fabre's facility will need to be inspected by the FDA for compliance with current good manufacturing practices, or cGMP, requirements. Due to the projected commercial quantities of milnacipran that we may require and to provide a second manufacturing site, Pierre Fabre has agreed that within a certain time period after commercial launch of milnacipran, it will qualify an additional manufacturing facility. We do not have control over Pierre Fabre's compliance with cGMP requirements or Pierre Fabre's compliance with its obligation to qualify a second manufacturing facility. If Pierre Fabre fails or is unable to provide, in a timely and economic manner, required quantities of the active ingredient that Forest Laboratories or we request for clinical purposes, our development program could be delayed. In addition, if Pierre Fabre fails to timely and economically supply us sufficient quantities for commercial sale, our product sales and market acceptance of the product could be adversely affected.

        Furthermore, our purchase and supply agreement may be terminated for cause either by us or by Pierre Fabre upon 90 days' prior written notice to the other party upon a material breach of the agreement if the breach is not cured within 90 days following the written notice. We have the right to manufacture milnacipran if Pierre Fabre does not have a required buffer stock or in the event that we terminate our license agreement with Pierre Fabre under certain circumstances. If our purchase and supply agreement with Pierre Fabre is terminated, we are unlikely to be able to qualify another supplier of the active ingredient within a reasonable time period, and our ability to develop and commercialize milnacipran will be significantly impaired.

Our agreements with Pierre Fabre and Forest Laboratories restrict our ability to develop specified compounds, which limits how we can expand our product candidates.

        Under our agreements with Pierre Fabre and Forest Laboratories, Forest Laboratories has agreed to pay Pierre Fabre and us a royalty, in the event that Forest Laboratories sells a product other than milnacipran for FMS for a specified period of time, which shall not be less than three years. We are, in turn, obligated to pay a portion of the royalty we receive from Forest Laboratories to Pierre Fabre. In addition, each of us is subject to limitations related to each party's development of any serotonin norephinephrine reuptake inhibitors, or SNRI, products other than milnacipran. These limitations include: (i) a prohibition on developing an SNRI product for specified indications for which milnacipran is being developed; and (ii) a prohibition on developing an SNRI product for any indication for a specified time period, and after such specified time period, a requirement that if one of the parties launches and sells an SNRI product that is prescribed off-label for any indication for which milnacipran is being developed, the selling party must reimburse the other parties for losses due to the off-label use.

Provisions in our collaboration agreement with Forest Laboratories and our license agreement with Pierre Fabre may prevent or delay a change in control.

        Our collaboration agreement with Forest Laboratories provides that Forest Laboratories may elect to terminate our co-promotion rights for milnacipran or any other product developed under the collaboration agreement and we may lose our decision making authority with respect to the development and marketing of milnacipran if we engage in a merger, consolidation or sale of all or substantially all of our assets, or if another person or entity acquires at least 50% of our voting capital stock. Our license agreement with Pierre Fabre provides that Pierre Fabre may elect to terminate the agreement upon a change in control transaction in which a third party acquiror of us controls an SNRI product, and the acquiror does not take certain actions (e.g., divestiture of such SNRI product) within a specified time period to cure the breach of certain restrictions in the agreement that results from such SNRI product.

        If Forest Laboratories and/or Pierre Fabre elected to exercise these termination rights, we or our successor could lose the ability to develop, commercialize and market milnacipran. These provisions may have the effect of delaying or preventing a change in control or a sale of all or substantially all of our assets, or may reduce the number of companies interested in acquiring us.

We are at an early stage of development and we do not have and may never develop any commercial drugs or other products that generate revenues.

        We are at an early stage of development as a biotechnology company and do not have any commercial products. We have only one product candidate, milnacipran, which we recently sublicensed to Forest Laboratories. Milnacipran, or any future product candidates we may acquire or develop, will require significant additional development, clinical trials, regulatory approvals and additional investment before they can be commercialized. Our product development and product acquisition efforts may not lead to commercial drugs, either because the product candidates are not shown to be safe and effective in clinical trials, because we have inadequate financial or other resources to pursue clinical development of the product candidate, or because the FDA does not grant regulatory approval. We do not expect milnacipran to be marketed for a number of years, if at all. If we and Forest Laboratories are unable to develop milnacipran as a commercial drug in the United States and Canada, or if such development is delayed, we will be unable to generate revenues, may be unsuccessful in raising additional capital, and may cease our operations.

There are limited data regarding milnacipran as a treatment of FMS.

        There are limited data supporting the use of milnacipran, our only product candidate, for the treatment of FMS. Although milnacipran is currently being sold by Pierre Fabre outside North America as an antidepressant, it has only been tested as a treatment for FMS in our Phase II trial, during which milnacipran was administered to only 97 individuals with FMS. We must conduct and obtain favorable results in at least two pivotal Phase III trials to support an application for FDA approval of the product candidate. We cannot predict whether the results of our Phase II trial will be repeated in future clinical trials with larger patient populations. The FDA has never approved a drug for the treatment of FMS. In addition, our future clinical trials may reveal that milnacipran is not safe or that it is not effective for the treatment of FMS. If milnacipran is not demonstrated to be a safe and effective treatment for FMS to the satisfaction of the FDA or other regulatory agencies, we will not receive regulatory approval and our business would be materially harmed.

The FDA approval of milnacipran or any future product candidate is uncertain and will involve the commitment of substantial time and resources.

        We only recently commenced the first of two required Phase III trials of milnacipran for the treatment of FMS. Even if our Phase III trials or any future clinical trials are successful, we may not receive required regulatory approval from the FDA or any other regulatory body required for the commercial sale of milnacipran in the United States, or the approval process may take longer than we anticipate. The regulatory approval of a new drug typically takes many years and the outcome is uncertain. Despite the time and resources expended, regulatory approval is never guaranteed. If we fail to obtain regulatory approval for milnacipran or any future product candidates, we will be unable to market and sell any products and therefore may never generate any revenues from product sales or become profitable. In addition, our collaborators' or our third party manufacturers' failure to comply with the FDA and other applicable United States or foreign regulations may subject us to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve new drug approval applications.

        As part of the regulatory approval process, we must conduct, at our own expense, preclinical research and clinical trials for each product candidate sufficient to demonstrate its safety and efficacy to the satisfaction of the FDA and other regulatory agencies in the United States and other countries where the product candidate will be marketed if approved. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for and the regulations applicable to any particular product. The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable regulations and standards, including the cGMP requirements. The FDA can delay, limit or decline to grant approval for many reasons, including:

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  a product candidate may not be safe or effective;

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  FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret such data;

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  the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of any future collaborators or contract manufacturers, including Pierre Fabre's facility for the manufacture of the active ingredient in milnacipran; and

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  the FDA may change its approval policies or adopt new regulations.

If we receive regulatory approval for milnacipran or any other future product candidate, we will be subject to ongoing FDA obligations and continuing regulatory review.

        Any regulatory approvals that we or our collaborators receive for milnacipran or any future product candidates will be limited to the indications, dosages and restrictions on the product label. We currently intend to seek approval for milnacipran in the treatment of FMS. The FDA may not approve milnacipran for this indication at all, or may impose additional limitations on the indicated uses or contain requirements for post-marketing surveillance or the performance of potentially costly post-marketing studies. Even if we receive FDA and other regulatory approvals, milnacipran or any of our other future product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In our Phase II trial evaluating milnacipran for the treatment of FMS, the most common dose-related side effects reported by patients were nausea, particularly early in the study, as well as a slight increase in heart rate. Any marketed product and its manufacturer continue to be subject to strict FDA regulation after approval, including regulation of product labeling and packaging, adverse event reporting, manufacture, storage, advertising, promotion and recordkeeping. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

We rely on third parties to conduct all of our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize milnacipran or any of our other future product candidates.

        We currently have only 15 full-time employees. We have in the past and expect to continue to rely on third parties to conduct all of our clinical trials. We and Forest Laboratories are using the services of Scirex, a contract research organization, to conduct the current Phase III trial with respect to milnacipran. Because we do not conduct our own clinical trials, we must rely on the efforts of others and cannot always control or predict accurately the timing of such trials, the costs associated with such trials or the procedures that are followed for such trials. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, expect to continue to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, or if they fail to maintain compliance with applicable government regulations and standards, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize milnacipran or any of our other future product candidates.

Even if our product candidates are approved, the market may not accept these products.

        Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, milnacipran or any future product candidates that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The FDA has never approved a drug for the treatment of FMS and we cannot predict whether milnacipran, if approved for this indication, will gain market acceptance. A number of additional factors may limit the market acceptance of products including the following:

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  rate of adoption by healthcare practitioners;

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  rate of a product's acceptance by the target community;

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  timing of market entry relative to competitive products;

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  availability of alternative therapies;

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  price of our product relative to alternative therapies;

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  availability of third-party reimbursement;

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  extent of marketing efforts by us and third-party distributors or agents retained by us; and

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  the prevalence or severity of side effects or unfavorable publicity concerning our products or similar products.

        If milnacipran or any future product candidates that we may develop do not achieve market acceptance, we may lose our investment in that product candidate, which may cause our stock price to decline.

Our competitors may develop and market products that are less expensive, more effective or safer, which may diminish or eliminate the commercial success of any products we may commercialize.

        The biotechnology market is highly competitive. Large pharmaceutical and biotechnology companies have developed or are attempting to develop products that will compete with any products we may develop to target Functional Somatic Syndromes, such as FMS. In particular, Pfizer Inc. has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, pregabalin, as a treatment for FMS. In addition, Eli Lilly and Company has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, duloxetine, as a treatment for FMS. Duloxetine is a serotonin norepinephrine reuptake inhibitor, and as a dual reuptake inhibitor is therefore similar in pharmacology to milnacipran, which is a norepinephrine serotonin reuptake inhibitor. Based on the similar pharmacology, it is anticipated that duloxetine, which is currently approved but not yet available for the treatment of depression, will receive some off-label use for the treatment of FMS. TCAs, which are inexpensive generic formulations, are currently viewed as the drugs of choice in treating FMS.

        It is possible that our competitors will develop and market products that are less expensive and more effective than our future products or that will render our products obsolete. We are aware that other companies are attempting to develop products to treat FMS, and one or more of our competitors may commercialize and market a product for the treatment of FMS before we do. We also expect that, in the treatment of Functional Somatic Syndromes, competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial resources, technical expertise, research capabilities and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

We have the right to co-promote milnacipran, but we do not have the marketing, sales or distribution experience or capabilities.

        Our ability to co-promote any product developed under our agreement with Forest Laboratories is subject to our building our own marketing and sales capabilities, and we currently do not have the ability to directly sell, market or distribute any product. In addition, in the event our agreement with Forest Laboratories is terminated or with respect to any other product we may develop that is not covered by our collaboration with Forest Laboratories, we would have to obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force or build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. We may not be able to enter into such arrangements with third parties in a timely manner or on acceptable terms or establish sales, marketing and distribution capabilities of our own. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidate's commercialization success.

        The continuing efforts of the government, insurance and management care organizations and other health care payors to contain or reduce prescription drug costs may adversely affect:

  •
  our ability to set a price we believe is fair for our products;

  •
  our ability to generate revenues and achieve or maintain profitability;

  •
  the future revenues and profitability of our potential customers, suppliers and collaborators; and

  •
  the availability of capital.

        Successful commercialization of milnacipran in the United States will depend in part on the extent to which government, insurance and management care organizations and other health care payors establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for prescription drugs. Third-party payors are also encouraging the use of generic drugs. These trends could influence health care purchases, as well as legislative proposals to reform health care or reduce government insurance programs and result in the exclusion of our product candidates from coverage and reimbursement programs or lower the prices of our product candidates. Our revenues from the sale of any approved products could be significantly reduced as a result of these cost containment measures and reforms.

We rely on our employees and consultants for their scientific and technical expertise in connection with our business operations.

        We rely significantly on the scientific and technical expertise of our employees and consultants to conduct our business. If any of our relationships with our employees or consultants are terminated, we may lose access to scientific knowledge and expertise necessary for the research, development and commercialization of milnacipran. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, we expect to continue to rely on consultants and our current employees for scientific and technical knowledge and expertise essential to our business.

        We have an employment agreement with our chief executive officer and consulting agreements with various of our scientific advisors. Our agreement with our chief executive officer provides for "at will" employment, which means that he may terminate his services to us at any time. In addition, our scientific advisors may terminate their services to us at any time.

We have limited experience in identifying, completing and integrating acquisition targets and we may incur unexpected costs and disruptions to our businesses if we make mistakes in our selection of future acquisitions or fail to integrate any future acquisitions.

        As part of our strategy, we are continuing to evaluate potential strategic transactions, including potential acquisitions of products, technologies and companies, in order to expand our product pipeline and enhance stockholder value. As we did with our in-licensing of milnacipran, we may seek to in-license compounds or acquire products or businesses. We have no agreements or understandings with respect to any acquisitions. Future acquisitions, however, may expose us to operational and financial risks, including:

  •
  exposure to unknown liabilities of acquired companies;

  •
  disruption of our business and diversion of our management's time and attention to developing acquired compounds or products;

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  incurrence of dilutive issuances of securities or substantial debt to pay for acquisitions;

  •
  higher than expected acquisition and integration costs;

  •
  inability to retain key employees of any acquired businesses; and

  •
  impairment of relationships with key collaborators, suppliers or customers of any acquired businesses due to changes in management or ownership.

        We also may devote resources to potential strategic transactions that we never complete or may fail to realize the anticipated benefit of any strategic transaction we do complete. Finally, we may incur unexpected costs in connection with the disposition of products or businesses, including our disposition of our PROSORBA column for which we indemnified Fresenius HemoCare for any losses related to patent or trademark infringement claims.

We may be subject to product liability claims that could cause us to incur liabilities beyond our insurance coverage.

        We plan to continue conducting clinical trials on humans using milnacipran, and the use of milnacipran may result in adverse effects. We cannot predict all possible harm or side effects that may result from the treatment of patients with milnacipran or any of our future products, and the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. We currently maintain $10,000,000 in insurance for product liability claims. We may not have sufficient resources to pay any liability resulting from such a claim beyond our insurance coverage.

We have a history of operating losses and we may never be profitable.

        We have incurred substantial losses during our history. For the years ended December 31, 2003, 2002 and 2001, we incurred net losses of $21.7 million, $1.0 million and $7.2 million, respectively. As of December 31, 2003, we had an accumulated deficit of approximately $126.3 million. Our ability to become profitable will depend upon our and Forest Laboratories' ability to develop, market and commercialize milnacipran with sufficient sales volumes, and our ability to develop, market and commercialize any other products. We do not expect to generate revenue from the sale of products for the next several years or become profitable in the foreseeable future and may never achieve profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to scale back or discontinue the completion of any proposed acquisitions or adversely affect our ability to realize the expected benefits of any completed acquisitions.

        Although Forest Laboratories has assumed responsibility for the development of milnacipran, we will incur certain non-reimbursable expenses in connection with such development. In addition, we will incur expenses in connection with the evaluation of potential acquisitions or other strategic transactions and additional expenses in the event we close any such transactions. As a consequence, in the future we may be required to seek additional financing to meet our working capital needs, as well as to fund operations. The amount of capital we will require will depend upon many factors, including but not limited to, the development strategy for milnacipran and the evaluation and potential closing of any strategic transactions. If we are unable to raise capital when we need it, we may have to scale back or discontinue the evaluation or completion of any proposed acquisitions or strategic transaction(s).

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish propriety rights.

        We may raise additional funds through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. To the extent that we raise additional capital by issuing equity securities, our existing stockholders' ownership percentage will be diluted. If we become eligible for any debt financing the financing may include covenants that restrict our operations, including limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish potential valuable rights to our potential products on terms that are not favorable to us.

We may lose our net operating loss carryforwards, which could prevent us from offsetting future taxable income.

        Sales of our common stock in September 1991, October 1997, March 2002 and April 2003 may have caused the limitation of Section 382 of the Internal Revenue Code of 1986, as amended, to be applicable. This limitation will allow us to use only a portion of the net operating loss carryforwards to offset future taxable income, if any, for federal income tax purposes. Based upon the limitations of Section 382, we may be allowed to use no more than a prescribed amount of such losses each year to reduce taxable income, if any. To the extent not used by us, unused losses will carry forward subject to the limitations to offset future taxable income, if any, until such unused losses expire. All unused federal net operating losses will expire 15 or 20 years after any year in which they were generated. The carryforward period is 15 years for losses incurred prior to 1998 and 20 years for losses incurred subsequent to 1997. Approximately $3.9 million in federal net operating losses expired in 2003 and approximately $2.0 million in federal net operating losses will expire in 2004. Our California tax loss carryforwards will begin to expire in 2006. As a result of the sale of common stock, ownership changes occurred in 1991, 1997, 2002 and 2003, which may result in a limitation to the use of our net operating loss carryforwards.

Our stock price will likely be volatile.

        The market prices of the stock of technology companies, particularly biotechnology companies, have been highly volatile. For the period from January 1, 2001 through December 31, 2003, the high and low closing sales prices for our common stock ranged from $0.77 to $15.19. For the first quarter of 2004, our high and low closing sales prices were $15.71 and $10.94. Our stock price has been and may continue to be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

  •
  the results of clinical trials for milnacipran;

  •
  developments in our relationship with Forest Laboratories;

  •
  developments in our relationship with Pierre Fabre;

  •
  our entering into, or failing to enter into, an agreement for the acquisition of any products, technologies or companies, or an agreement with any corporate collaborator;

  •
  our available cash;

  •
  announcements of technological innovations or new products by us or our competitors;

  •
  developments in patent or other proprietary rights;

  •
  fluctuations in our operating results;

  •
  litigation initiated by or against us;

  •
  developments in domestic and international governmental policy or regulation; and

  •
  economic and other external factors or other disaster or crisis.

The concentration of ownership among our existing officers, directors and principal stockholders may result in the entrenchment of management, prevent other stockholders from influencing significant corporate decisions and depress our stock price.

        As of February 1, 2004, our executive officers, directors and stockholders who hold at least 5% of our stock beneficially owned and controlled approximately 28% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to effect an entrenchment of management and to influence significantly and possibly control matters requiring approval by our stockholders, including a financing in which we sell more than 20% of our voting stock at a discount to the market price, the removal of any directors up for election, the election of the members of our board of directors, mergers, a sale of all or substantially all of our assets, going private transactions and other fundamental transactions. This concentration of ownership could also depress our stock price.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and by the Nasdaq National Market, will result in increased costs to us as we evaluate the implications of these laws and regulations and respond to their requirements. These laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

Risks Related to Our Intellectual Property

We rely primarily on a method patent to protect our proprietary technology for the development of milnacipran, and our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology.

        Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology. The composition of matter patent for milnacipran (U.S. Patent 4,478,836) expired in June 2002. Accordingly, we rely on the patent for the method of synthesis of milnacipran (U.S. Patent 5,034,541), which expires on December 27, 2009 and was assigned to Pierre Fabre and licensed to us and on patents on the method of use of milnacipran to treat symptoms of FMS (U.S. Patent 6,602,911) and the method of use of milnacipran to treat symptoms of chronic fatigue syndrome (U.S. Patent 6,635,675) issued to us, to protect our proprietary technology with respect to the development of milnacipran. We have also filed additional patent applications related to milnacipran and to the use of milnacipran for FMS (and other related pain syndromes and disorders), although no patents have issued on these patent applications. Because there is limited patent protection for the composition of matter of milnacipran, other companies may be able to sell milnacipran in competition with us and Forest Laboratories unless we and Forest Laboratories are able to obtain additional protection through milnacipran-related patents or additional use patents that may issue from our pending patent applications or other regulatory exclusivity. It may be more difficult to establish infringement of methods of synthesis, formulation or use patents as compared to a patent on a compound. If we or Forest Laboratories are not able to obtain and enforce these patents, a competitor could use milnacipran for a treatment or use not covered by any of our patents.

        We also expect to rely on the United States Drug Price Competition and Patent Term Restoration Act, commonly known as the Hatch-Waxman Amendments, for protection of milnacipran or our other future products. The Hatch-Waxman Amendments provide data exclusivity for new molecular entities, such as that in milnacipran. Once a drug containing a new molecule is approved by the FDA, the FDA cannot accept an abbreviated NDA for a generic drug containing that molecule for five years, although the FDA may accept and approve a drug containing the molecule pursuant to an NDA supported by independent clinical data. Recent amendments have been proposed that would narrow the scope of Hatch-Waxman exclusivity and permit generic drugs to compete with our drug. After the Hatch- Waxman exclusivity period expires, assuming our patents are valid, we still expect to rely on our method of use patents to protect our proprietary technology with respect to the development of milnacipran. The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could result in significant expense to us, including diversion of the resources of management.

        Others may file patent applications or obtain patents on similar technology or compounds that compete with milnacipran for the treatment of FMS. We cannot predict the breadth of claims that will be allowed and issued in patent applications. Once patents have issued, we cannot predict how the claims will be construed or enforced. We may infringe on intellectual property rights of others without being aware of the infringement. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

        We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods and know-how or gain access to our proprietary information through some other means.

Our ability to compete may decline if we do not adequately protect our proprietary rights.

        Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and technologies and their uses as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively-protected trade secrets cover them.

        Our ability to obtain patent protection for our products and technologies is uncertain due to a number of factors, including:

  •
  we may not have been the first to make the inventions covered by our pending patent applications or issued patents;

  •
  we may not have been the first to file patent applications for our product candidates or the technologies we rely upon;

  •
  others may independently develop similar or alternative technologies or duplicate any of our technologies;

  •
  our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

  •
  any or all of our pending patent applications may not result in issued patents;

  •
  we may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;

  •
  any patents issued to us or our collaborators may not provide a basis for commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

  •
  some of our proprietary technologies may not be patentable;

  •
  others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

  •
  others may identify prior art which could invalidate our patents.

        Even if we obtain patents covering our product candidates or technologies, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed and in the future are likely to file patent applications covering compounds, assays, genes, gene products or therapeutic products that are similar or identical to ours. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of central nervous system disorders and the other fields in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult to determine how such disputes will be resolved. Others may challenge the validity of our patents. If our patents are found to be invalid we will lose the ability to exclude others from making, using or selling the inventions claimed therein.

        Some of our research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, in-licensed technology is important to our business. We generally will not control the patent prosecution, maintenance or enforcement of in-licensed technology.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly and an unfavorable outcome could harm our business.

        There is significant litigation in the industry regarding patent and other intellectual property rights. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our drug development activities are found to infringe any such patents, we may have to pay significant damages. There are many patents relating to chemical compounds and the uses thereof. If our compounds are found to infringe any such patents, we may have to pay significant damages. A patentee could prevent us from making, using or selling the patented compounds. We may need to resort to litigation to enforce a patent issued to us, protect our trade secrets or determine the scope and validity of third party proprietary rights. From time to time, we may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, whether we win or lose. We may not be able to afford the costs of litigation. Any legal action against our company or our collaborators could lead to:

  •
  payment of damages, potentially treble damages, if we are found to have willfully infringed such parties' patent rights;

  •
  injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

  •
  we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, we could be prevented from commercializing current or future products.

The patent applications of pharmaceutical and biotechnology companies involve highly complex legal and factual questions, which could negatively impact our patent position.

        The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office's standards are uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. United States patents and patent applications may also be subject to interference proceedings and United States patents may be subject to reexamination proceedings in the United States Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

        In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our product candidates.

        If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, we could lose our competitive advantage and competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Risks Related to an Investment in our Common Stock

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

        We intend to use the net proceeds from this offering:

  •
  to acquire or invest in businesses, products and technologies that are complementary to our own (although we currently have no commitments or agreements relating to these transactions);

  •
  to fund development activities, including preclinical research and development and clinical trials, for any such newly acquired products or technologies; and

  •
  for general and administrative expenses and general corporate purposes.

        Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

You will experience immediate dilution in the book value per share of the common stock you purchase.

        Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $11.50 per share, if you purchase shares of common stock in this offering, you will suffer dilution of $8.43 per share in the net tangible book value of the common stock, calculated as of December 31, 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, including the documents that we have incorporated by reference in this prospectus supplement and the accompanying prospectus, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the "safe harbor" created by those sections. These forward-looking statements include, but are not limited to, statements about our future plans, strategies, intentions, expectations, objectives, goals or prospects.

        These forward-looking statements are generally identified by words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or other words of similar import. Discussions containing these forward-looking statements may be found, among other places, in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from our most recent annual report on Form 10-K, as well as any amendments or updates thereto reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus supplement. Before deciding to purchase our common stock, you should carefully consider the risks described in the "Risk Factors" section of this prospectus supplement, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

        We expect to receive approximately $64.5 million in net proceeds from the sale of 6,000,000 shares of common stock in this offering (or approximately $74.2 million if the underwriters exercise their over-allotment option in full), after deducting underwriters' discounts and commissions and estimated offering expenses payable by us. These numbers are based on an offering price to the public of $11.50 per share.

        We anticipate using the net proceeds to us from the sale of the common stock in this offering to acquire or invest in businesses, products and technologies that are complementary to our own (although we currently have no commitments or agreements relating to these transactions), and to fund development activities, including preclinical research and development and clinical trials, for any such newly acquired products or technologies. We may also use a portion of the net proceeds from this offering for general and administrative expenses and general corporate purposes.

        As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering or the timing of these expenditures. Accordingly, our management will retain broad discretion over the use of these proceeds. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the Nasdaq National Market under the symbol "CYPB." Prior to March 1, 2004, our common stock was traded on the Nasdaq SmallCap Market. Set forth below are the high and low closing sales prices for our common stock for the periods indicated as reported on the Nasdaq National Market and the Nasdaq SmallCap Market, as applicable.

	Price Range of Common Stock
	High	Low
Year Ended December 31, 2002:
First Quarter	$4.26	$2.60
Second Quarter	4.13	1.60
Third Quarter	1.80	1.00
Fourth Quarter	2.83	1.20
Year Ended December 31, 2003:
First Quarter	$3.25	$2.30
Second Quarter	5.57	2.20
Third Quarter	8.66	4.27
Fourth Quarter	15.19	8.02
Year Ending December 31, 2004:
First Quarter	$15.71	$10.94

        As of March 1, 2004, there were approximately 800 holders of record of our common stock. On April 1, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $11.92 per share.

DIVIDEND POLICY

        We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the receipt of an upfront payment of $25.0 million from Forest Laboratories in January 2004, net of $1.25 million payable to Pierre Fabre as a sublicense fee; and

  •
  on a pro forma as adjusted basis to give effect to the sale of 6,000,000 shares of our common stock in this offering at the public offering price of $11.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes that we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash, cash equivalents and short-term investments	$23,525	$47,275	$111,785

Long-term obligations, less current portion	53	53	53

Stockholders' equity:
Common stock, $0.001 par value: 60,000,000 shares authorized, 22,184,952 shares issued and outstanding, actual and pro forma; 28,184,952 shares issued and outstanding, pro forma as adjusted	22	22	28
Additional paid-in capital	148,509	148,509	213,013
Stockholder receivable	(190)	(190)	(190)
Accumulated other comprehensive income	65	65	65
Accumulated deficit	(126,277)	(126,277)	(126,277)

Total stockholders' equity	22,129	22,129	86,639

Total capitalization	$22,182	$22,182	$86,692

        The number of shares of our common stock in the actual, pro forma and pro forma as adjusted columns in the table above does not include, as of December 31, 2003:

  •
  3,305,510 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of approximately $3.18 per share;

  •
  1,378,640 shares of our common stock reserved for future awards under our stock option plans; and

  •
  2,025,812 shares of our common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $3.83 per share.

BUSINESS

Company Overview

        We are committed to being the innovator and leader in providing products for the treatment of patients with Functional Somatic Syndromes and other related chronic pain and central nervous system disorders. Functional Somatic Syndromes refer to several related syndromes characterized more by symptoms, suffering and disability than by disease-specific abnormalities that are found upon physical examination and include many overlapping pain and psychiatric conditions such as Fibromyalgia Syndrome, or FMS, irritable bowel syndrome, non-cardiac chest pain and interstitial cystitis, or chronic pelvic pain. Our goal is to be the first to commercialize a product approved in the United States for the treatment of FMS, the focus of our initial efforts in the area of Functional Somatic Syndromes. We recently commenced a Phase III trial for milnacipran in the treatment of FMS. In January 2004, we entered into a collaboration agreement with Forest Laboratories, Inc., a leading marketer of central nervous system drugs with a strong franchise in the primary care and psychiatric markets, for the development and marketing of milnacipran. We are conducting our initial Phase III trial and will conduct our second Phase III trial in collaboration with Forest Laboratories. These two Phase III trials and any additional studies needed for regulatory approval could possibly be completed in 2006 and, if successful, a New Drug Application, or NDA, for FMS could possibly be submitted later in that year.

        We completed a Phase II trial evaluating milnacipran for the treatment of FMS in the Fall of 2002. The Phase II trial was a three-month, randomized, placebo-controlled study involving 14 sites and 125 FMS patients who were randomized to either milnacipran treatment or placebo. In this clinical trial, milnacipran was shown to provide statistically significant improvement in pain, the primary symptom of FMS. No unexpected safety concerns arose from this trial and there were no serious adverse events.

        We obtained an exclusive license for milnacipran from Pierre Fabre Medicament in 2001. Milnacipran has been marketed outside of the United States since 1997 as an antidepressant and has been used by over 2,000,000 patients worldwide. We have paid Pierre Fabre a total of $2.5 million, including upfront payments of $1.5 million in connection with the execution of the original license agreement in 2001 and a $1.0 million milestone payment in September 2003. Additional payments to Pierre Fabre of up to a total of $4.5 million will be due to Pierre Fabre based on meeting certain clinical and regulatory milestones. Under our agreement with Forest Laboratories, we sublicensed our rights to milnacipran to Forest Laboratories for the United States, with an option to extend the territory to include Canada. Additionally, Forest Laboratories assumed responsibility for funding all continuing development of milnacipran, including the funding of clinical trials and regulatory approval, as well as a specified number of our employees. Forest Laboratories will also be responsible for sales and marketing activities related to any product developed under the agreement, while we have the option to co-promote up to 25% of the total physician details.

        We are continuing to evaluate various potential strategic transactions, including the acquisitions of products, technologies and companies and other alternatives that we believe may enhance stockholder value.

Fibromyalgia Syndrome Background

        FMS is a chronic and debilitating condition characterized by widespread pain and stiffness throughout the body, accompanied by severe fatigue, insomnia and mood symptoms. Unlike arthritis and other debilitating rheumatological disorders, FMS produces serious and chronic pain that is not the result of inflammation. Pain associated with FMS is of a "head-to-toe"

nature, and is described as a diffuse aching or burning. Pain can vary in severity and location from day to day and, in some people, it can be so intense that it interferes with the performance of even simple tasks, while in others it may cause only moderate, ongoing discomfort. By some measures, patients with FMS have at least comparable disability, more pain and lower quality of life than patients with rheumatoid arthritis or osteoarthritis. Although FMS has been medically recognized for many years, it was only in 1990 that medical specialists agreed on the signs and symptoms that must be present to make the diagnosis. The American College of Rheumatology, or ACR, diagnosis criteria for FMS include a history of widespread and longstanding pain, as measured by pain upon application of pressure in 11 of 18 designated tender points. Specialists in the field of FMS have concluded that FMS is a result of a generalized and heightened perception of sensory stimuli resulting from abnormal pain processing within the central nervous system, and in most instances, is triggered by physical trauma, emotional stress or infection.

        As reported by the ACR, FMS affects an estimated 2-4% of the population worldwide, including an estimated 6-12 million patients in the United States. A recent scientific article suggests that because the ACR criteria were designed for clinical research purposes and therefore limit the FMS diagnosis, the 2-4% prevalence may under-represent the actual prevalence of chronic widespread pain in the population. Most FMS patients are middle-aged women, although the ailment can strike children, the elderly and men. According to the ACR, FMS is diagnosed four times more frequently in women than in men and once symptoms appear, most patients can expect to suffer the condition throughout their entire life. As a result of the diversity of symptoms, there are numerous physician specialties involved in the treatment and management of FMS. FMS is most often treated in the primary care setting. The leading specialty group treating FMS patients is rheumatologists, for whom FMS is the second most common diagnosis made after osteoarthritis.

        Despite the high prevalence and severity of this syndrome, there are no treatments specifically approved for FMS in the United States or elsewhere. Current treatments consist of a regimen that includes medication to diminish pain and improve sleep, exercise programs that stretch muscles and improve cardiovascular fitness and physical therapy and relaxation techniques to ease muscle tension. Antidepressants are often prescribed for FMS patients, as low doses of these medications appear to relieve pain associated with FMS. Tricyclic antidepressants, or TCAs, a class of compounds that are known to be effective analgesics, or pain-reducing drugs, in multiple chronic pain conditions, including FMS, are currently viewed as the drugs of choice in treating FMS. TCAs act by increasing serotonin and norepinephrine. Serotonin and norepinephrine are chemicals in the brain that are thought to be involved in controlling "centrally mediated pain" —that is, pain that originates at the central nervous system level, as opposed to pain that is caused by an injury, such as a cut or an arthritic swollen joint. TCAs are distinguished from most other antidepressants, specifically from the selective serotonin reuptake inhibitors, or SSRIs, and the serotonin norepinephrine reuptake inhibitors, or SNRIs, because TCAs preferentially block the reuptake of norepinephrine as compared to serotonin, which means that TCAs increase the level of norepinephrine more than they do the serotonin levels. We believe that these characteristics of TCAs make them more suited to the treatment of the pain associated with FMS than SSRIs and SNRIs. TCAs, however, are severely limited in their use for the treatment of FMS because they have been linked with side effects such as arrhythmias, the risk of fatal overdose, as well as contributing to weight gain and drowsiness, which is particularly problematic because individuals with FMS are already suffering from fatigue.

Milnacipran for the Treatment of FMS

  Milnacipran

        We are developing milnacipran for the treatment of FMS. Milnacipran is the first of a new class of agents known as norepinephrine serotonin reuptake inhibitors, or NSRIs, which increase the level of norepinephrine more than they do serotonin. While milnacipran is similar to TCAs with regard to the relative ratio of norepinephrine and serotonin activity, milnacipran appears to lack the side effects associated with TCAs, as it does not interact with several classes of receptors that are responsible for many of the adverse effects of TCAs. Therefore, we believe that milnacipran may have efficacy similar to TCAs in treating FMS and related chronic pain conditions, without causing the side effects that limit the prescribing of TCAs by physicians, and compliance by patients. Milnacipran is approved for the treatment of depression in 32 countries and is currently a leading antidepressant in Japan. Since its commercial launch in 1997, milnacipran has been used by over 2,000,000 patients worldwide, with side effects typically limited to transient and mild nausea and a slight increase in heart rate, as well as the potential for urinary retention in older men with an enlarged prostate. Milnacipran has not been approved in the United States for any indication, and we are the first company conducting clinical trials of milnacipran in the United States for FMS. As a result of the favorable side effect profile of milnacipran and its ability to increase the level of norepinephrine more than serotonin in the brain, we believe that milnacipran may play a significant role in the treatment of FMS.

  Milnacipran Development Status

        Phase II Results. We completed a Phase II trial evaluating milnacipran for the treatment of FMS in the Fall of 2002. The Phase II trial was a three-month, randomized, placebo-controlled study involving 14 sites and 125 FMS patients who were randomized to either milnacipran treatment or placebo. The study evaluated the overall analgesic efficacy and safety of milnacipran in this population of FMS patients, with a primary endpoint based on improvement in patient-reported pain. Electronic diaries were provided to all patients for the purpose of recording daily pain assessments in real time. We believe that performing daily pain assessments using electronic diaries reduces bias involved with asking individuals to recall symptoms over time and improves compliance by prompting and time-date stamping each patient response. The pain measures obtained from the electronic diaries were chosen to be the primary variable for the measurement of pain improvement. Secondary objectives included assessment of the impact of dosing strategy (twice daily dosing versus once daily) and the impact of milnacipran on other symptoms of FMS including fatigue, mood, physical function and sleep disturbances. Based on tolerability, patients were allowed to double their dose every week, up to a maximum of 200 mg of milnacipran daily. In our Phase II trial, milnacipran was shown to provide statistically significant improvement in pain, the primary symptom of FMS. Thirty-seven percent of milnacipran-treated patients randomized to the twice a day dosing group reported at least a 50% reduction in pain intensity, which means that their reported pain was half as intense as it was at the beginning of the study, compared to 14% of patients in the placebo group. In this analysis, 51 patients received milnacipran and 28 patients received a placebo. The reduction in pain intensity was statistically significant, with a p-value of 0.0395. A p-value is a statistical measure of probability of drawing an erroneous conclusion from an experimental result. A p-value of less than or equal to 0.05 is generally considered to signify a statistically significant result, which means a result is unlikely to occur by chance. Further, 75% of all milnacipran-treated patients reported an impression of overall improvement compared to 38% in the placebo group. In this analysis, 68 patients received milnacipran and 21 patients received a placebo. This reported impression of overall improvement was also statistically significant, with a p-value of 0.003. Twice daily milnacipran had significantly better analgesic properties than once daily milnacipran, although other outcomes (e.g. fatigue, mood, patient's global impression) were equally impacted by the two dosing regimens. No unexpected safety concerns arose from this clinical trial and there were no serious adverse events. Milnacipran was generally well-tolerated, especially with twice daily dosing. The most common dose-related side effect reported by patients was nausea, particularly early in the study, as well as a slight increase in heart rate. Most adverse events were mild to moderate in intensity and only lasted for a short time.

        Phase III Trials. We commenced the first of our planned Phase III trials in October 2003. To prepare for our Phase III clinical program, and before commencing the first pivotal clinical trial, we completed a special protocol assessment with the FDA. In the special protocol assessment process, the FDA reviews the design and size of a proposed Phase III program and provides comments regarding the adequacy of the clinical trial design to support a claim of effectiveness in an approvable NDA. The FDA's comments are binding on its review decision, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety or effectiveness of a drug is identified after the Phase III program commences. In response to our Phase II results, and based on modeling of the outcome measures used in our Phase II trial, we have mutually agreed with the FDA on a Phase III program. As generally is required by the FDA, two positive pivotal trials are required for an NDA approval of milnacipran for the treatment of FMS. Both of the required trials are similar in design to the Phase II trial—they require that participants in the trial cease taking any drugs they are taking for FMS, have virtually identical inclusion and exclusion criteria, will rely on the use of the electronic diary to assess pain and are utilizing qualitative assessment methodologies. We plan on enrolling over 1,000 patients in total in our first two Phase III trials. Per the stipulations in the special protocol assessment, the first pivotal trial will include a six-month evaluation phase once a patient has reached his or her stable treatment dose. The second trial will require a shorter three-month evaluation phase once a patient has reached his or her stable dose. In these clinical trials, two milnacipran doses will be evaluated (200 mg, as well as a lower dose, both administered twice daily), and the endpoint will be a composite responder analysis. This new endpoint is a composite incorporating pain, the patient's global impression of change and physical function, which means the patient's ability to perform functions of daily living. As part of the Phase III program we also need to evaluate patients for a time period consistent with the minimum safety guidelines of the International Conference on Harmonization of Technical Requirements for the Registration of Pharmaceuticals for Human Use, or ICH. Specifically, these ICH guidelines require that we evaluate 300 patients on the 200 mg dose of milnacipran for six months and 100 patients on the 200 mg dose of milnacipran for one year. The entire Phase III program could possibly be completed in 2006 and, if successful, an NDA for FMS could possibly be submitted later in that year. We do not believe that patient enrollment will be a time-limiting factor due to the current lack of approved treatments for FMS, and our historical FMS enrollment rates have met our expectations.

Licenses and Collaborations

  Pierre Fabre Agreements

        In January 2004 we amended and restated our existing license agreement with Pierre Fabre. Our license agreement with Pierre Fabre provides us with an exclusive license to develop and sell any products with the compound milnacipran as an active ingredient for any indication in the United States and Canada. We are obligated to pay Pierre Fabre 5% of any upfront and milestone payments received from Forest Laboratories as a sublicense fee. After a total of $7.5 million has been paid, any additional sublicense fees are credited against any subsequent milestone and royalty payments owed by us to Pierre Fabre. If not used, these credits are carried forward to subsequent years. We also are obligated to pay Pierre Fabre up to $4.5 million in the aggregate upon achievement of defined clinical and regulatory objectives. Forest Laboratories assumed our obligation to pay royalties to Pierre Fabre and the transfer price for the active ingredient supplied by Pierre Fabre. Pierre Fabre retains the right to sell products in indications developed by us outside the United States and Canada, and will pay us a royalty based on net sales for such products. The license agreement also provides Pierre Fabre with certain rights to obtain a license outside the United States and Canada for new formulations and new salts developed by us.

        The agreement is effective until the later of the expiration of the last-to-expire of certain patents held by Pierre Fabre relating to the development of milnacipran, or ten years after the first commercial sale of a licensed product, unless terminated earlier. Each party has the right to terminate the agreement upon 90 days' prior written notice of the bankruptcy or dissolution of the other party or a breach of any material provision of the agreement if such breach is not cured within 90 days following such written notice. Additionally, Pierre Fabre has the right to terminate the agreement upon 90 days' written notice if (i) we terminate all development activities, unless the termination of activities is subject to cure within 12 months and we are using commercially reasonable efforts to cure the termination of activities, (ii) we challenge the Pierre Fabre patents and (iii) we effect a change in control in which a third party acquiror controls an SNRI product and certain provisions of the agreement would be breached as a result of such SNRI product, and the breach is not cured within a specified time period.

        In addition, in January 2004 we entered into a supply agreement with Pierre Fabre. If any product is commercialized under the license agreement, Pierre Fabre will have the exclusive right to manufacture the active ingredients used in the commercial product, and we will pay Pierre Fabre a transfer price and royalties based on net sales. Forest Laboratories has assumed both of these financial obligations. Our supply agreement with Pierre Fabre may be terminated for cause either by us or by Pierre Fabre upon 90 days' prior written notice to the other party upon a material breach of the agreement if the breach is not cured within 90 days following the written notice. In addition, Pierre Fabre may elect to terminate the agreement if we effect a change in control under specified circumstances.

  Forest Laboratories Agreement

        In January 2004, we entered into a collaboration agreement with Forest Laboratories for the development and marketing of milnacipran. We selected Forest Laboratories as our development and marketing collaborator based in part on its strong franchise in central nervous system drugs and in the primary care and psychiatric markets. Under our agreement with Forest Laboratories, we sublicensed our exclusive rights to develop and commercialize milnacipran to Forest Laboratories for the United States, with an option to extend the territory to include Canada. In addition, Forest Laboratories has an option for a specified time period to acquire an exclusive license from us in the United States, and potentially Canada, to any compounds developed under our agreement with Collegium Pharmaceutical, Inc. Forest Laboratories assumed responsibility for funding all continuing development of milnacipran, including the funding of clinical trials and regulatory approvals, as well as a certain number of our employees. Forest Laboratories will also be responsible for sales and marketing activities related to any product developed under the agreement, and we will have the option to co-promote up to 25% of the total physician details. We share decision making authority with Forest Laboratories, through the joint development committee, with respect to the research, development and marketing of milnacipran. In the event that the joint development committee is unable to resolve any dispute, other than any marketing related issue, Forest Laboratories and we must jointly resolve such issue. With respect to any marketing related issue, Forest Laboratories has the final decision making authority. Under our agreement with Forest Laboratories and our agreement with Pierre Fabre, each party agreed to certain limitations on the development of products for FMS and on the development of SNRI products.

        Under our agreement with Forest Laboratories, we received an upfront payment of $25.0 million, of which $1.25 million will be payable to Pierre Fabre as a sublicense fee. The total upfront and milestone payments to us under the agreement could be approximately $205.0 million related to the development of milnacipran for the treatment of FMS, a large portion of which will depend upon achieving certain sales of milnacipran and an additional $45.0 million in the event that we and Forest Laboratories develop other indications for milnacipran, as well as potential royalty payments based on sales of licensed product under this agreement. In addition, Forest Laboratories assumed the royalty payments due to Pierre Fabre and the transfer price for the active ingredient used in milnacipran. The agreement with Forest Laboratories extends until the later of (i) the expiration of the last to expire of the applicable patents, (ii) 10 years after the first commercial sale of a product under the agreement or (iii) the last commercial sale of a generic product, unless terminated earlier. Each party has the right to terminate the agreement upon prior written notice of the bankruptcy or dissolution of the other party, or a breach of any material provision of the agreement if the breach has not been cured within the required time period following the written notice. Forest Laboratories may also terminate our agreement upon an agreed notice period in the event Forest Laboratories reasonably determines that the development program indicates issues of safety or efficacy that are likely to prevent or significantly delay the filing or approval of an NDA or to result in labeling or indications that would have a significant adverse affect on the marketing of any product developed under the agreement.

  Collegium Agreement

        In August 2002, we entered into a reformulation and new product agreement with Collegium pursuant to which Collegium is attempting to develop new formulations of milnacipran and new products that are analogs of milnacipran. Collegium is led by a management team with significant expertise in developing novel formulations of currently marketed or soon-to-be marketed products for both the brand and generic industries. In January 2004, we exercised our option to acquire an exclusive license to technology developed under this agreement. In the event we commercialize any of the reformulations or new products developed under our agreement with Collegium, we will be obligated to pay Collegium milestone payments and royalty payments. The agreement with Collegium is effective until the expiration of the last-to-expire of the issued patents, if any, unless terminated earlier. Each party has the right to terminate the agreement upon 60 days' prior written notice of the bankruptcy or dissolution of the other party or a breach of any material provision of the agreement if the breach has not been cured within the 60-day period following the written notice.

Other Potential Uses of Milnacipran

        We also believe that milnacipran may be effective in the treatment of other Functional Somatic Syndromes, such as irritable bowel syndrome, or IBS. With our development and marketing partner Forest Laboratories, we may in the future investigate the use of milnacipran in the treatment of IBS or other disorders. Should we and Forest Laboratories choose to pursue additional indications beyond FMS and obtain FDA approval for such indications, we could receive up to an additional $45 million in milestone payments. Since we are entitled to royalty payments based on sales of any licensed product under the agreement with Forest Laboratories, we would receive royalty payments for any additional indications. The decision regarding which, if any, additional indications are pursued, is one that we make together with Forest Laboratories, through the joint development committee. Such decisions relate to the research and development of milnacipran, so in the event the joint development committee is unable to resolve any dispute regarding potential indications, Forest Laboratories and we must jointly resolve such issue.

Patents, Trademarks and Proprietary Technology

        We believe that patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We seek to protect our intellectual property rights by a variety of means, including patents, maintaining trade secrets and proprietary know-how, and technological innovation to develop and maintain our competitive position. We actively seek patent protection both in the United States and internationally and have filed 16 patent applications related to FMS and milnacipran. It is possible that a patent application will not issue from any of our patent applications and the breadth or scope of protection allowed under any issued patents may not provide adequate protection to protect any of our future products. We intend to enforce our patents, trademarks and brand names. We have also obtained a license from Pierre Fabre to certain patents and patent applications related to milnacipran, our only product candidate. Under the license, which we have sublicensed to Forest Laboratories, we have rights to a method of synthesis patent for milnacipran in the United States and Canada. Both the United States patent (U.S. Patent 5,034,541) and the Canadian patent (No. 2,006,464) terminate in December 2009. The composition of matter patent for milnacipran expired in June 2002. Pursuant to the terms of the license agreement, Pierre Fabre is responsible for the prosecution and maintenance of the patents and patent applications licensed thereunder at its sole expense. In addition, Pierre Fabre has the first right to take actions with respect to the infringement or potential infringement of such patents and patent applications, except for any action in connection with an abbreviated NDA filed by a third party, and provided that we may take appropriate actions with respect to the infringement of such patents and patent applications in the United States and Canada if Pierre Fabre fails to do so within a specified period of time. We or Forest Laboratories has the first right to take any action with respect to any proceeding in connection with an abbreviated NDA filed by a third party. Although we have filed use patents on milnacipran, two of which have issued (U.S. Patent 6,602,911 and U.S. Patent 6,635,675, both expiring in 2021), we may not be able to secure any additional patent protection and the existing patents may not ensure exclusivity through the patent term. As a new chemical entity in the United States, milnacipran also qualifies under the terms of the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act, or Hatch-Waxman Amendments, under which it would receive five years of marketing exclusivity upon marketing approval, during which time a generic milnacipran may not be approved. Even so, recent amendments to the Hatch-Waxman Amendments have been proposed and it, therefore, may not apply to us in the future.

        Although patents are enforceable from the date of issuance and presumed to be valid, future litigation or reexamination proceedings regarding the enforcement or validity of our existing patents or future patents, if issued, could result in a ruling adverse to us that could invalidate such patents or substantially reduce the scope of protection afforded by such patents. Our patents may not afford commercially significant protection of our proprietary technology or have commercial application. There has been no judicial determination of the validity or scope of our proprietary rights. Moreover, the patent laws in foreign countries may differ from those of the United States, and the degree of protection afforded by foreign patents may be different.

        Others have filed applications for, or have been issued, patents and may obtain additional patents and other proprietary rights relating to products or processes competitive with us. The scope and validity of such patents is presently unknown. If existing or future patents are upheld as valid by courts, we may be required to obtain licenses to use technology covered by such patents.

Government Regulation

        Our research, preclinical testing, clinical trials, manufacturing and marketing activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical drugs are subject to rigorous FDA regulation under the Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations. These laws and regulations govern, among other things, the preclinical and clinical testing, manufacture, quality control, safety, efficacy, labeling, storage, record keeping, approval, marketing, advertising and promotion of our drug products and drug product candidates. The product development and regulatory approval process requires the commitment of substantial time, effort and financial resources.

        The steps required before a pharmaceutical agent may be marketed in the United States generally include:

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  completion of preclinical laboratory tests, animal pharmacology and toxicology studies and formulation studies performed in compliance with the FDA's good laboratory practice, or GLP regulations;

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  the submission of an investigational new drug application, or IND, to the FDA for human clinical testing that must be accepted by the FDA before human clinical trials may commence;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for the proposed indication of use;

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  the submission of an NDA to the FDA; and

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  FDA approval of the NDA prior to any commercial sale or shipment of the drug.

        Preclinical studies include the laboratory evaluation of in vitro pharmacology, product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of a product. Compounds must be formulated according to the FDA's current good manufacturing practices, or cGMP, requirements and preclinical safety tests must be conducted by laboratories that comply with GLP requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application and are reviewed by the FDA before human clinical trials may begin. The IND must also contain protocols for any clinical trials that will be carried out. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA raises concerns or questions regarding the conduct of the proposed clinical trial during the 30-day waiting period. If the FDA objects to an IND application during this 30-day waiting period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials or may authorize trials only under specified terms. Such a halt, called a clinical hold, continues in effect until and unless the FDA's concerns are adequately addressed. In some cases, clinical holds are never lifted. Imposition by the FDA of a clinical hold can delay or preclude further product development. The IND process may be extremely costly and may substantially delay product development.

        Clinical trials must be sponsored and conducted in accordance with good clinical practice, or GCP, requirements and under protocols and methodologies that, among other things:

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  ensure receipt from participants of signed consents that inform them of risks;

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  detail the protocol and objectives of the study;

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  detail the parameters to be used to monitor safety; and

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  detail the efficacy criteria to be evaluated.

        Furthermore, each clinical study must be conducted under the supervision of a principal investigator operating under the auspices of an institutional review board, or IRB, at the institution where the study is conducted. The IRB must review and approve the plan for any clinical trial before it commences at that institution and it must monitor the study until it is completed. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Sponsors, investigators and IRB members are obligated to avoid conflicts of interests and ensure compliance with all legal requirements. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including potential health risks to study subjects.

        Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA as part of the IND, and the FDA must grant permission before each clinical trial may begin. Clinical trials typically are conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the drug into a small number of healthy volunteers, the drug is evaluated for safety by assessing the adverse effects, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. The Phase I trial must provide pharmacological data that is sufficient to devise the Phase II trials.

        Phase II trials involve a limited patient population in order to:

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  obtain initial indications of the efficacy of the drug for specific, targeted indications;

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  determine dosage tolerance and optimal dosage; and

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  identify possible adverse affects and safety risks.

        When a compound is determined preliminarily to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials—commonly referred to as pivotal studies—can be undertaken to evaluate safety and efficacy endpoints further in expanded and diverse patient populations at geographically dispersed clinical trial sites. Positive results in Phase I or II are not necessarily predictive of positive results in Phase III. In our case, our positive results from the Phase II clinical trial of milnacipran are no guarantee of positive results in our current or future Phase III trials. To prepare for our Phase III clinical program and before commencing the first pivotal clinical trial, we completed a special protocol assessment, or SPA, with the FDA. During the SPA process, the FDA requested that we provide additional information, including information regarding our statistical analysis plan. We are in the process of responding to the FDA's request. In the SPA process, the FDA reviews the proposed Phase III program and provides comments regarding the adequacy of the design and size of a proposed clinical trial to support claims of effectiveness in an approvable NDA. These FDA comments are binding on the review decision of the FDA, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety or effectiveness of a drug is identified after the Phase III program subject to the SPA commences.

        The results of the pharmaceutical development, preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA, which must be complete, accurate and in compliance with FDA regulations. Once the submission has been accepted for filing by the FDA, a process that may take up to 60 days after submission, by law the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may deny an NDA filed by us or our collaborators if the applicable scientific and regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal trial. Moreover, data obtained from clinical trials are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The approval of an NDA permits commercial-scale manufacturing, marketing, distribution and sale of the drug in the United States and, with some limitations, export from the United States. Upon approval, a drug may only be marketed in those dosage forms, for those indications and subject to those limitations approved in the NDA. Moreover, after approval, the FDA may require additional post-approval testing, surveillance and reporting to monitor the products. Thus, even if approval for a drug is granted, it can be limited or revoked if evidence subsequently emerges casting doubt on the safety or efficacy of a product or if the manufacturing facility, processes or controls do not comply with regulatory requirements. Finally, an approval may entail limitations on the uses, labeling, dosage forms, distribution and packaging of the product.

        Among the conditions for new drug approval is the requirement that the prospective manufacturer's quality control, record keeping, notifications and reporting and manufacturing systems conform to the FDA's cGMP regulations. To obtain approval, the drug manufacturing facility must be registered with the FDA and must pass a pre-approval inspection demonstrating compliance with cGMP requirements. If milnacipran is commercialized in the United States, Pierre Fabre's facility will need to be inspected by the FDA for compliance with cGMP requirements. Manufacturing establishments also are subject to periodic, ongoing compliance inspections. In complying with the standards contained in these regulations, manufacturers must continue to expend time, money, resources and effort in order to ensure compliance. Failure to comply with these requirements can result in legal or regulatory action, including warning letters, suspension of manufacture, product seizure or recalls, injunctive action or civil or criminal penalties.

        The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities and promotional activities involving the Internet. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

        Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authority. This foreign regulatory approval process includes many of the same steps associated with FDA approval described above.

        In addition to regulations enforced by the FDA, we are and will be subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and future federal, state or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that the safety procedures used by third parties for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be liable for any damages that result.

        The approval process for milnacipran or any of our future products is expensive, time consuming and uncertain, and any applicable regulatory agency may not grant marketing approval. We may not have sufficient resources to complete the required testing and regulatory review processes. Furthermore, we are unable to predict the extent of adverse governmental regulation, which might arise from future United States or foreign legislative or administrative action.

Competition

        We are currently focusing on developing milnacipran to treat patients with FMS. Currently, there are no approved treatments specifically for FMS in the United States or elsewhere. As a result, the first option for treatment of FMS is physical therapy, followed by analgesics to attempt to alleviate the pain. If the analgesics do not alleviate the pain, then muscle relaxants and antidepressants are often prescribed. TCAs, which are available in inexpensive generic formulations, are currently viewed as the drugs of choice in treating FMS. We are also focusing on the development of products for the treatment of patients with Functional Somatic Syndromes.

        Preliminary clinical trials have been conducted by other pharmaceutical companies for the treatment of FMS. In particular, Pfizer Inc. has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, pregabalin, as a treatment for FMS. In addition, Eli Lilly and Company has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, duloxetine, as a treatment for FMS. The market potential for Functional Somatic Syndromes, including FMS, is considerable and a number of pharmaceutical companies focused on therapies for alleviating pain or antidepressant therapies could decide to evaluate their current product candidates for the treatment of Functional Somatic Syndromes, including FMS, at any time. Due to the high incidence of Functional Somatic Syndromes, including FMS, we anticipate that most, if not all, of the major pharmaceutical companies will have significant research and product development programs in these areas. We expect to encounter significant competition both in the United States and in foreign markets for each of the drugs we seek to develop.

        Our competitors include fully-integrated pharmaceutical and biotechnology companies both in the United States and in foreign markets which have expertise in research and development, manufacturing processes, testing, obtaining regulatory clearances and marketing, and may have financial and other resources significantly greater than we do. Smaller companies may also prove to be significant competitors. Academic institutions, United States and foreign government agencies and other public and private research organizations conduct research relating to Functional Somatic Syndromes, including FMS, and may develop products for the treatment of these diseases that compete directly with any products we develop. Our competitors may compete with us for collaborations. These companies and institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

        Our competition will be partially determined by the potential indications that are ultimately cleared for marketing by regulatory authorities, the timing of any clearances and market introductions and whether any currently available drugs, or drugs under development by others, are effective in the same indications. Accordingly, the relative speed with which we can develop milnacipran or any of our future product candidates, complete the clinical trials, receive regulatory clearance and supply commercial quantities of the products to the market is expected to be an important competitive factor. We expect that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability and patent protection.

Manufacturing and Supply

        Pursuant to the terms of our purchase and supply agreement with Pierre Fabre, Pierre Fabre is the exclusive supplier to us and Forest Laboratories of the active pharmaceutical ingredient for milnacipran in exchange for a transfer price. Forest Laboratories has assumed the obligation to pay the transfer price to Pierre Fabre. Currently, Pierre Fabre manufactures the active pharmaceutical ingredient for milnacipran in its facility located in Gaillac, France. This facility will need to be inspected by the FDA. Due to the projected commercial quantities of milnacipran that we may require and to provide a second manufacturing site, Pierre Fabre has agreed that within a certain time period after commercial launch of milnacipran, it will qualify an additional manufacturing facility. In addition, because Pierre Fabre is our sole supplier of the active pharmaceutical ingredient for milnacipran and is currently the only supplier of the active pharmaceutical ingredient for milnacipran in the world, we have the right, but not the obligation, to qualify us or Forest Laboratories as an additional manufacturing facility to manufacture the active pharmaceutical ingredient for milnacipran. We do not currently have this capability. In addition, we have the right to manufacture milnacipran if Pierre Fabre does not have the required buffer stock or in the event that we terminate our license agreement with Pierre Fabre under certain circumstances. Currently, we have contracted with Patheon Inc. to complete the manufacture process by encapsulating and packaging milnacipran for our clinical trials.

Employees

        As of April 1, 2004, we employed 15 full-time employees. None of our employees are covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

The PROSORBA Column

        Prior to December 31, 2000, we were engaged in the product development and marketing of the PROSORBA column, a medical device, which was marketed for the treatment of rheumatoid arthritis and idiopathic thrombocytopenia purpura. In January 2001, Fresenius HemoCare, or Fresenius, purchased most of our assets related to the PROSORBA column. In February 2002, we amended certain provisions of our license and distribution agreement with Fresenius. Under the terms of the amendment, the initial $8 million payment we received in January 2001 was made non-refundable under any circumstances. The amendment also eliminated the payment from Fresenius to us of royalties on column sales in excess of 10,000 units in any of the first five years of the agreement and eliminated all royalties on sales beyond five years. A contingent payment is due to us on January 30, 2008 in the amount of $1 million if sales during the first seven years exceed 35,000 units, $2 million if they exceed 50,000 units and none if the sales are less than 35,000 units. We are responsible for prosecuting and maintaining the patents and trademarks related to the PROSORBA column. In addition, we agreed to indemnify Fresenius for any losses related to patent or trademark infringement claims.

MANAGEMENT

        Our directors and executive officers, the positions held by them and their ages as of April 1, 2004 are as follows:

Name	Age	Position
Jay D. Kranzler, M.D., Ph.D. (1)	46	Chief Executive Officer and Chairman of the Board of Directors
R. Michael Gendreau, M.D., Ph.D.	48	Vice President of Research and Development and Chief Medical Officer
Sabrina Martucci Johnson	37	Chief Financial Officer and Vice President
Denise L. Woolard	34	Vice President of Business and Legal Affairs and Corporate Secretary
Jack H. Vaughn (2)(3)	83	Director
Samuel D. Anderson (2)(3)(4)	68	Director
Jon W. McGarity (3)(5)	62	Director
Jean-Pierre Millon (4)(5)	53	Director

(1)
Member of the Non-Executive Officer Stock Option Committee

(2)
Member of Audit Committee

(3)
Member of Compensation Committee

(4)
Member of Nominating Committee

(5)
Member of the New Product Committee

        Jay D. Kranzler, M.D., Ph.D. was appointed as our Chief Executive Officer and Vice-Chairman in December 1995. In April 1998, Dr. Kranzler was appointed as Chairman of the Board. From January 1989 until August 1995, Dr. Kranzler served as President, Chief Executive Officer and a director of Cytel Corporation, a publicly held biotechnology company. Dr. Kranzler has been an adjunct member of the Research Institute of Scripps Clinic since January 1989. Before joining Cytel, from 1985 to January 1989, Dr. Kranzler was employed by McKinsey & Company, a management-consulting firm, as a consultant specializing in the pharmaceutical industry. Dr. Kranzler has an M.D. with a concentration in psychiatry and a Ph.D. in pharmacology from Yale University. He graduated summa cum laude from Yeshiva University.

        R. Michael Gendreau, M.D., Ph.D. was appointed as our Vice President of Research and Development and Chief Medical Officer in December 1996 and is currently serving as the Vice President of Development and Chief Medical Officer. Dr. Gendreau joined us in 1994 and held various positions from 1994 through 1996, including Executive Director of Scientific Affairs. From 1991 to 1994, Dr. Gendreau was Vice President of Research and Development and Chief Medical Officer for MicroProbe Corporation, a developer and manufacturer of DNA probe-based diagnostic equipment. Dr. Gendreau has a B.S. in chemistry from Ohio University and an M.D./Ph.D. in medicine and pharmacology from the Ohio State University.

        Sabrina Martucci Johnson was appointed as our interim Chief Financial Officer in February 2002 and in April 2002, she was appointed as our Vice President and Chief Financial Officer. Ms. Johnson served as our Vice President of Marketing from March 2001 to April 2002. Ms. Johnson joined us in August of 1998 and held various positions from 1998 through 2000, including Product Director, Executive Director of Marketing and Sales, and Vice President of Marketing and Sales. From 1993 to 1998, Ms. Johnson held marketing and sales positions with Advanced Tissue Sciences and Clonetics. Ms. Johnson began her career in the biotechnology industry in 1990 as a research scientist with Baxter Healthcare, Hyland Division. Ms. Johnson has an MBA from the American Graduate School of International Management (Thunderbird), a MSc. in Biochemical Engineering from the University of London and a BSc. in biomedical engineering from Tulane University.

        Denise L. Woolard was appointed as our Vice President of Business and Legal Affairs and Corporate Secretary in February 2004. Prior to joining us, from September 1997 until January 2004, Ms. Woolard worked as a corporate attorney at the law firm of Cooley Godward LLP. Ms. Woolard has a B.A. from Old Dominion University and a J.D. from the University of San Diego, School of Law.

        Jack H. Vaughn has served as a director since 1991. Mr. Vaughn is a retired foreign service officer, his last post having been ambassador to Colombia from 1969 to 1970. Prior to that assignment, Mr. Vaughn served as director of the Peace Corps. In 1986, he became the founding chairman of Conservation International. He was a director of Columbia Pictures from 1978 to 1981 and of Allegheny Western Energy Corporation from 1980 to 1987.

        Samuel D. Anderson has served as a director since April 1998. Currently, Mr. Anderson is an independent consultant. From 1990 to 1991, he was the President and Chief Executive Officer of Trancel Corporation, a biotechnology company. From 1984 to 1989, Mr. Anderson was the Chief Executive Officer of Alpha Therapeutics Corporation, a blood plasma fractionator, and between 1989 and 1990 served as its Chairman of the Board. Mr. Anderson has been Chairman of the Board of Hycor, a publicly traded company, since 1998 and has also been a Board member of publicly traded SeraCare Life Sciences since 2001.

        Jon W. McGarity has served as a director since March 2004. Mr. McGarity is the President and Chief Executive Officer of EthiX Associates, which he founded in 1996 and which is a company that provides executive consulting services in pharmaceutical/biotech/healthcare business planning, strategy and development. Prior to establishing EthiX Associates, Mr. McGarity was the Vice Chairman, President and Chief Operating Officer of Pharmaceutical Marketing Services, Inc., which provided marketing and information services to the global pharmaceutical/healthcare industry. Mr. McGarity is a member of the board of the Global Advisory Council, American Graduate School of International Management, Thunderbird and is the Vice Chairman of the Board of Directors of the Arizona BioIndustry Association.

        Jean-Pierre Millon has served serve as a director since March 2004. Mr. Millon currently is Chairman of the Board of Prometheus Laboratories, a specialty pharmaceutical company, and Medical Present Value, Inc., a medical service company. He joined the Caremark Rx board in March 2004 as a result of the acquisition of Advance PCS by Caremark Rx. Mr. Millon had served on the board of Advance PCS for three years. Mr. Millon joined PCS Health Systems, Inc. in 1995, where he served as its President and Chief Executive Officer from June 1996 to September 2000. Prior to joining PCS Health Systems, Mr. Millon served as an executive and held several leadership positions with Eli Lilly and Company, the former parent company of PCS Health Systems, Inc.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are incorporated by reference as exhibits into the registration statement of which this prospectus supplement is a part.

Common Stock

        As of April 1, 2004, there were 22,419,827 shares of our common stock outstanding. As of March 1, 2004, we had approximately 800 record holders of our common stock.

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

        Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 15,000,000 shares of our preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent our having a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. As of April 1, 2004, there were no shares of preferred stock outstanding, and we have no current plans to issue any of our authorized preferred stock.

Warrants

        On March 27, 2002, we issued to purchasers of our common stock, warrants to purchase up to an aggregate of 3,435,726 shares of our common stock at an exercise price of $3.09 per share. Pursuant to the terms of the warrants, we had the right to call the warrants for redemption if the closing price of our common stock exceeded 200% of the warrant purchase price for 20 consecutive trading days, which occurred on September 26, 2003. All of these warrants were exercised prior to the redemption date of October 20, 2003.

        On April 3, 2003, we issued to purchasers of our common stock, warrants to purchase up to an aggregate of 1,007,333 shares of our common stock at an exercise price of $3.84 per share. In addition, we issued to Paramount Capital Inc. and SCO Capital Partners LLC, the placement agents in the private placement of our common stock, warrants to purchase up to an aggregate of 380,908 shares of our common stock at an exercise price of $2.82 per share. These warrants are exercisable at any time and from time to time until their expiration on April 2, 2008.

        On June 6, 2003, in connection with a second amended and restated license agreement that we entered into with Pierre Fabre, we issued to Pierre Fabre a warrant to purchase 300,000 shares of our common stock at an exercise price of $4.91 per share. The warrant is exercisable at any time and from time to time until its expiration on June 6, 2008.

        All of the shares of our common stock issuable pursuant to each of the warrants described above, other than the shares of common stock underlying the warrant issued to Pierre Fabre, have been registered for resale by us pursuant to effective registration statements filed with the SEC under the Securities Act.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

  Delaware Anti-Takeover Law

        We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to 15,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

  •
  provide that our stockholders may not remove a director from office without cause, unless we are subject to Section 2115 of the California Corporations Code;

  •
  provide that the authorized number of directors shall be fixed only by resolutions adopted by a majority of the authorized number of directors constituting the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes, with each director serving for a term of three years;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights; and

  •
  provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        The affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock is required to alter, amend or repeal certain provisions of our second amended and restated certificate.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust.

Listing on the Nasdaq National Market

        Our common stock is listed on the Nasdaq National Market under the symbol "CYPB."

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., CIBC World Markets Corp., Lazard Frères & Co. LLC and Jefferies & Company, Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	2,565,000
CIBC World Markets Corp.	1,350,000
Lazard Frères & Co. LLC	810,000
Jefferies & Company, Inc.	675,000
Caris & Company, Incorporated	168,000
Wells Fargo Securities, LLC	168,000
Griffin Securities, Inc.	132,000
Rodman & Renshaw, Inc.	132,000

Total	6,000,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $0.41 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 900,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 6,000,000 shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 6% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

		Total Fees
	Fees Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$0.69	$4,140,000	$4,761,000

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $350,000.

        We have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or by will or intestacy provided that the donee or transferee agrees to be bound by the lock-up agreement or in certain other specified instances. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options and sell shares pursuant to our stock option plans, and we may issue up to five percent of our common stock outstanding after this offering in connection with a strategic partnering transaction or in connection with the acquisition of a business. There are no agreements between the representatives and any of our officers and directors releasing them from these lock-up agreements prior to the expiration of the 90-day period.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

        In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

        A prospectus supplement and the accompanying prospectus in electronic format are being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus forms a part.

        Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

LEGAL MATTERS

        The validity of the securities offered by us hereby will be passed upon by Cooley Godward LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement (of which this prospectus supplement and accompanying prospectus form a part) on Form S-3 with respect to the common stock being offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus supplement, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC's website at http://www.sec.gov. We maintain a website at www.cypressbio.com and we make available free of charge on or through our website our SEC filings, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Other than our SEC filings specifically incorporated by reference, we have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be part of this document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but prior to the termination of the offering of the common stock covered by this prospectus supplement:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 29, 2004 (File No. 000-12943); and

  •
  The description of our common stock set forth in the registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, which was filed with the SEC on November 4, 1996 (File No. 000-12943).

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Cypress Bioscience, inc., Attention: Investor Relations, 4350 Executive Drive, Suite 325, San Diego, CA 92121, telephone: (858) 452-2323.

PROSPECTUS	Filed pursuant to rule 424(b)(3) File number 333-110158

$100,000,000

CYPRESS BIOSCIENCE, INC.

Common Stock

        References in this prospectus to "we," "us," "our," the "Company" and "Cypress" refer to Cypress Bioscience, Inc.

        This prospectus and the accompanying prospectus supplement will allow us and one or more selling stockholders to sell common stock over time in one or more offerings up to a maximum aggregate initial offering price of $100,000,000, comprised of up to $88,000,000 that we may sell and up to $12,000,000 that the selling stockholders may sell. Each time we or any of the selling stockholders offer shares, we will provide you with a supplement to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

        Our common stock is traded on The Nasdaq SmallCap Market under the symbol "CYPB." The closing sale price of our common stock, as reported on The Nasdaq SmallCap Market on January 9, 2004 was $14.50 per share.

        INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 AND AS UPDATED IN OUR FUTURE FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

        The securities may be sold by us or the selling stockholders to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive or any of the selling stockholders expect to receive from such sale will also be set forth in a prospectus supplement. This prospectus may not be used to sell any of the common stock unless accompanied by a prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

January 16, 2004

About this Prospectus	i
Summary	1
Risk Factors	3
Special Note Regarding Forward-Looking Statements	10
Use of Proceeds	11
Selling Stockholders	11
Plan of Distribution	11
Legal Matters	12
Experts	13
Where You Can Find More Information	13
Incorporation of Certain Information by Reference	13

        You should rely only on the information contained or incorporated by reference into this prospectus or any applicable prospectus supplement. We and the selling stockholders have not authorized anyone to provide you with different information. We and the selling stockholders are not making an offer of the common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, we and one or more selling stockholders may sell common stock in one or more offerings up to a total dollar amount of $100,000,000, comprised of up to $88,000,000 that we may sell and up to $12,000,000 that the selling stockholders may sell. Each time we or any of the selling stockholders sell any common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under "Where You Can Find More Information" before buying common stock in this offering.

i

SUMMARY

Cypress Bioscience, Inc.

        We are committed to being the innovator and commercial leader in providing products for the treatment of patients with Functional Somatic Syndromes and other related chronic pain and central nervous system disorders. Functional Somatic Syndromes refer to several related syndromes characterized more by symptoms, suffering and disability than by disease-specific abnormalities that are found on physical examination and include many overlapping pain and psychiatric conditions such as Fibromyalgia Syndrome, or FMS, irritable bowel syndrome, or IBS, non-cardiac chest pain, and interstitial cystitis. Our goal is to be the first to market a product approved in the United States for the treatment of FMS, the focus of our initial efforts in the area of Functional Somatic Syndromes. Our business strategy is based on combining novel technology and clinical development of well-characterized drugs that we believe offer strong potential to help patients with Functional Somatic Syndromes.

        We in-licensed our first candidate for clinical development, milnacipran, from Pierre Fabre Medicament in August 2001. On January 9, 2004, we entered into an agreement with Forest Laboratories, Inc. for the development and marketing of milnacipran and in connection with the transaction, we also amended our License Agreement and Trademark Agreement with Pierre Fabre and entered into a Purchase and Supply Agreement with Pierre Fabre related to the purchase and supply of the active pharmaceutical ingredient in milnacipran. Our license agreement with Pierre Fabre provides us with an exclusive license to develop and sell products with the compound milnacipran for any indication in the United States and Canada. Under our agreement with Forest Laboratories, we sublicensed such exclusive license to Forest Laboratories for the United States, with an option to extend the territory to include Canada, and Forest Laboratories will be responsible for funding all continuing development of milnacipran. In October 2003, we commenced a Phase III clinical trial for milnacipran as a potential treatment for FMS and we will work together with Forest Laboratories to complete this clinical trial. Forest Laboratories will also be responsible for sales and marketing activities related to any product developed under the agreement, with Cypress having the option to co-promote up to twenty-five percent of the total physician details. The agreement between Cypress and Forest Laboratories provides for total upfront and milestone payments to Cypress that could be between $200 million and $250 million and potential royalty payments based on sales of any licensed product under the agreement. We have in the past evaluated various potential strategic transactions, including the potential acquisitions of products, technologies and companies, and other alternatives that we believe may enhance stockholder value. We expect to continue to do so in the future.

        Our principal executive offices are located at 4350 Executive Drive, Suite 325, San Diego, California 92121, and our telephone number is (858) 452-2323. We maintain a worldwide website at www.cypressbio.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through a link to the SEC's website on our website at www.cypressbio.com. These reports are accessible through our website at a reasonably practicable time after being filed with the SEC.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

        We and the selling stockholders may sell the securities directly to or through underwriters, dealers or agents. We, the selling stockholders and our underwriters or agents reserve the right to accept or reject all or part of any proposed purchase of securities. If we or the selling stockholders do offer securities through underwriters or agents, we will include in the applicable prospectus supplement:

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  the names of those underwriters or agents;

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  applicable fees, discounts and commissions to be paid to them;

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  details regarding over-allotment options, if any; and

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  the net proceeds to us and the selling stockholders.

        Common Stock.    We may issue shares of our common stock from time to time. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

RISK FACTORS

        Except for the historical information contained in this prospectus or the applicable prospectus supplement or incorporated by reference in this prospectus, this prospectus, the applicable prospectus supplement and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or in the applicable prospectus supplement or incorporated by reference.

        Investment in our shares involves a high degree of risk. You should carefully consider the following discussion of risks and the risks described in any applicable prospectus supplement, together with all of the information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. The following risk factors relate to our business and qualify the statements made in this prospectus and the applicable prospectus supplement about our business. The subheadings below identify the risks discussed but cannot do so completely. Each subsection may relate to more than one aspect of our business.

We are at an early stage of development and we do not have and may never develop any commercial drugs or other products that generate revenues.

        We are at an early stage of development as a biotechnology company and do not have any commercial products. We have only one product candidate, milnacipran, and we have only recently initiated Phase III clinical trials for the treatment of FMS. In addition, we currently only have thirteen full-time employees. Milnacipran, or any our future product candidates we may acquire or develop, will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development and product acquisition efforts may not lead to commercial drugs, either because the product candidates fail to be safe and effective in clinical trials, or because we have inadequate financial or other resources to pursue clinical development of the product candidate. We do not expect to be able to market milnacipran for a number of years, if at all. If we are unable to develop milnacipran or any other commercial drugs, or if such development is delayed, we will be unable to generate revenues, may be unsuccessful in raising additional capital, and may cease our operations.

There are limited data regarding milnacipran as a treatment of FMS.

        There are limited data supporting the use of milnacipran, our only product candidate, for the treatment of FMS. Although milnacipran is currently being sold by Pierre Fabre outside North America as an antidepressant, it has only been tested as a treatment for FMS in our Phase II trial. Our future clinical trials may reveal that milnacipran is not safe or that it is not a suitable product candidate for the treatment of FMS for efficacy reasons. If milnacipran does not prove to be a safe and effective treatment for FMS, our business would be materially harmed and our stock price would decline.

The FDA approval of milnacipran or any future product candidate is uncertain.

        Milnacipran is in the early stages of development, we only recently commenced our Phase III clinical trials, and even if our Phase III clinical trial or any future clinical trials are successful, we may not receive required regulatory clearance from the FDA or any other regulatory body to commercially market and sell milnacipran, or the clearance may take longer than we anticipate. The regulatory clearance process typically takes many years and is extremely expensive and uncertain. If we fail to obtain regulatory clearance for milnacipran or future product candidates, we will be unable to market and sell any products and therefore may never be profitable.

        As part of the regulatory clearance process, we must conduct, at our own expense, preclinical research and clinical trials for each product candidate to demonstrate its safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for and regulations applicable to any particular product. The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable standards. The FDA can delay, limit or decline to grant approval for many reasons, including:

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  a product candidate may not be safe or effective;

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  FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret such data;

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  the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of any future collaborators or contract manufacturers; and

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  the FDA may change its approval policies or adopt new regulations.

        The FDA also may approve a product candidate for fewer indications than requested or may condition approval on the performance of post-marketing studies for a product candidate. Even if we receive FDA and other regulatory approvals, milnacipran or any of our other future product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In addition, any marketed product and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons indicated above.

We are dependent upon Forest Laboratories for the development of milnacipran.

        Pursuant to the terms of our collaboration agreement with Forest Laboratories, we granted Forest Laboratories an exclusive sublicense for the development and marketing of milnacipran. Forest Laboratories is responsible for funding the development of milnacipran, including clinical trials and regulatory approval. We have limited control over the amount and timing of resources that Forest Laboratories will dedicate to the development and marketing of milnacipran. Our ability to generate royalty payments from Forest Laboratories depends on Forest Laboratories' ability to establish the safety and efficacy of milnacipran, obtain regulatory approvals and achieve market acceptance. Among other risks, our agreement with Forest Laboratories poses the following risks:

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  Forest Laboratories could delay the phase III or any other clinical trials, underfund such clinical trials, stop any clinical trials or abandon milnacipran, repeat or conduct new clinical trials or require a new formulation of milnacipran for clinical testing;

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  Forest Laboratories could independently develop products that compete with milnacipran;

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  Forest Laboratories could fail to devote enough resources to the marketing and distribution of any product developed under our collaboration agreement; and

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  Disputes may arise delaying or terminating the research and development of milnacipran, or result in significant litigation or arbitration.

        Furthermore, Forest Laboratories may terminate our collaboration agreement upon our material breach or our bankruptcy and may also terminate our agreement upon 120 days notice in the event Forest Laboratories reasonably determines that the development program indicates issues of safety or efficacy that are likely to prevent or significantly delay the filing or approval of a new drug application or to result in labeling or indications which would significantly adversely affect the marketing of any product developed under the agreement. In the event Forest Laboratories were to terminate our collaboration agreement, it would be difficult to find another collaborator and if we elected to pursue further development of milnacipran, we would experience increased capital requirements.

We rely on third parties to conduct all of our clinical trials.

        We currently have only thirteen full-time employees. We have in the past and expect to continue to rely on third parties to conduct all of our clinical trials. We are using the services of Scirex, a contract research organization, to conduct our Phase III clinical trials with respect to milnacipran. Because we do not conduct our own clinical trials, we must rely on the efforts of others and cannot always predict accurately the timing of such trials, the costs associated with such trials or the procedures that are followed for such trials. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, expect to continue to rely on third parties to conduct all of our future clinical trials.

We rely on Pierre Fabre as our exclusive supplier of milnacipran.

        Pursuant to our agreement with Pierre Fabre, if any product is commercialized under the agreement, Pierre Fabre will have the exclusive right to manufacture the active ingredient used in the commercial product, and we will pay Pierre Fabre a transfer price for each product manufactured and royalties based on net sales. We cannot assure you that Pierre Fabre will be able to supply the quantities of the active ingredient of milnacipran that we request. If Pierre Fabre fails or is unable to provide the quantities that we request, we could experience a material adverse effect on our business, financial condition and results of operations.

We rely on our employees and consultants for their scientific and technical expertise in connection with our business operations.

        We rely significantly on the scientific and technical expertise of our employees and consultants to conduct our business. If any of our relationships with our employees or consultants are terminated, we may lose access to scientific knowledge and expertise necessary for the research, development and commercialization of milnacipran. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, we expect to continue to rely on consultants and our current employees for scientific and technical knowledge and expertise essential to our business.

        We have an employment agreement with our chief executive officer and consulting agreements with various of our scientific advisors. Our agreement with our chief executive officer provides for "at will" employment, which means that he may terminate his services to us at any time. In addition, our scientific advisors may terminate their services to us at any time.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize our products.

        Even though Forest Laboratories has the right to market any product that is developed under our collaboration agreement with Forest, our ability to co-promote any product developed under the agreement is subject to our building our own marketing and sales capabilities, and we currently have virtually no ability to directly sell, market or distribute any product. In addition, in the event our agreement with Forest Laboratories is terminated or with respect to any other product we may develop, we would have to obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force or build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. We may not be able to enter into such arrangements with third parties in a timely manner or on acceptable terms or establish sales, marketing and distribution capabilities of our own. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

We have a history of operating losses and we may never be profitable.

        We have incurred substantial losses during our history. For the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, we incurred net losses of $14.5 million, $1.0 million, $7.2 million and $8.5 million, respectively. As of September 30, 2003, we had an accumulated deficit of approximately $119.1 million. Our ability to become profitable will depend upon our ability to develop, market and commercialize milnacipran with sufficient sales volumes to achieve profitability, and our ability to develop, market and commercialize any other products. We currently do not have any agreements under which we expect to recognize any revenue in the foreseeable future. Additionally, we do not expect to be profitable in the foreseeable future and may never achieve profitability.

We may engage in strategic transactions that fail to enhance stockholder value.

        From time to time, we consider possible strategic transactions, including the potential acquisitions of products, technologies and companies, and other alternatives with the goal of maximizing stockholder value. We will continue to evaluate potential strategic transactions and alternatives that we believe may enhance stockholder value. We may never complete a strategic transaction(s) (other than our recent transaction with Forest Laboratories) and in the event that we do complete a strategic transaction(s), it may not be consummated on terms favorable to us. Further, such transactions may impair stockholder value or otherwise adversely affect our business and the trading price of our stock. Any such transaction may require us to incur non-recurring or other charges and may pose significant integration challenges and/or management and business disruptions, any of which could harm our results of operation and business prospects.

We need additional capital.

        Although Forest Laboratories has assumed responsibility for the development of milnacipran, we will incur certain non-reimbursable expenses in connection with such development. In addition, we will incur expenses in connection with the evaluation of potential strategic transactions and additional expenses in the event we close any such transactions. We do not have any committed external sources of funding and we need to raise additional capital through the sale of equity. The amount of capital we will require will depend upon many factors, including but not limited to, the development strategy for milnacipran and the evaluation and potential closing of any strategic transactions. If we are unable to raise capital when we need it, we may have to scale back or delay our development efforts related to milnacipran or discontinue the evaluation or completion of any proposed strategic transaction(s).

Our competitors may develop and market products that are less expensive, more effective or safer, which may diminish or eliminate the commercial success of any products we may commercialize.

        The biotechnology market is highly competitive. Large pharmaceutical and biotechnology companies have developed or are attempting to develop products that will compete with any products we may develop to target Functional Somatic Syndromes, such as FMS. In particular, Pfizer, Inc. has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, pregabalin, as a treatment for FMS. In addition, Eli Lilly, Inc. has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, duloxetine, as a treatment for FMS. It is possible that our competitors will develop and market products that are less expensive and more effective than our future products or that will render our products obsolete. We are aware that other companies are attempting to develop products to treat FMS, and one or more of our competitors may commercialize and market a product for the treatment of FMS before we do. We also expect that, in the treatment of Functional Somatic Syndromes, competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial resources, technical expertise, research capabilities and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology.

        The composition of matter patent for milnacipran (U.S. Patent 4,478,836) expired in June 2002. The patent for the method of synthesis of milnacipran (U.S. Patent 5,034,541) assigned to Pierre Fabre and licensed to us expires December 27, 2009. We have filed two U.S. patents claiming the use of milnacipran to treat chronic fatigue syndrome and FMS. These patents (U.S. Patent No. 6,635,675 and U.S. Patent No. 6,602,911 respectively) have issued and will both expire November 5, 2021. We have filed patent applications in the United States for various other methods of treatment and formulations. These applications, and corresponding foreign patent applications, are pending. We may also be able to rely on the Hatch-Waxman Act for a period of exclusivity during which generic manufacturers will not be able to manufacture milnacipran.

        Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology. Recent amendments to the Hatch-Waxman Act have been proposed that would narrow the scope of the Act and permit generic drugs to compete with our drug. The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could result in significant expense to us, including diversion of the resources of management.

        Others have filed patent applications or have been issued patents on similar technology or compounds and may obtain additional patents and other proprietary rights competing with our ability to market milnacipran for the treatment of chronic fatigue syndrome or FMS. We cannot predict the breadth of claims that will be allowed and issued in patent applications. Once patents have issued, we cannot predict how the claims will be construed or enforced. We may infringe on intellectual property rights of others without being aware of the infringement. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

        We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods and know-how or gain access to our proprietary information through some other means.

We may be subject to product liability claims that could cause us to incur liabilities beyond our insurance coverage.

        We plan to continue conducting clinical trials on humans using milnacipran, and the use of milnacipran may result in adverse effects. We cannot predict all possible harm or side effects that may result from the treatment of patients with milnacipran or any of our future products, and the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. We currently maintain $10,000,000 in insurance for product liability claims. We may not have sufficient resources to pay any liability resulting from such a claim beyond our insurance coverage.

We may lose our net operating loss carryforwards, which could prevent us from offsetting future taxable income.

        Sales of our common stock in September 1991, October 1997, March 2002 and April 2003 caused the limitation of Section 382 of the Internal Revenue Code of 1986, as amended, to be applicable. This limitation will allow us to use only a portion of the net operating loss carryforwards to offset future taxable income, if any, for federal income tax purposes. Based upon the limitations of Section 382, we may be allowed to use no more than a prescribed amount of such losses each year to reduce taxable income, if any. To the extent not used by us, unused losses will carry forward subject to the limitations to offset future taxable income, if any, until such unused losses expire. All unused net operating losses will expire 15 years after any year in which they were generated. Approximately $4.9 million in federal net operating losses expired in 2002 and will continue to expire in 2003. Our California tax loss carryforwards will begin to expire in 2004. As a result of the sale of common stock, ownership changes occurred in 1991, 1997, 2002 and 2003, and the use of net operating loss carryforwards will be limited to a prescribed amount in each successive year.

Our stock price will likely be volatile.

        The market prices of technology companies, particularly biotechnology companies, have been highly volatile. For the years ended December 31, 2003, 2002 and 2001, the high and low closing sales prices for our common stock were $15.19 and $2.20, $4.26 and $1.00, and $8.00 and $0.77, respectively. Our stock price has been and may continue to be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

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  the results of clinical trials for milnacipran

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  developments in our relationship with Pierre Fabre

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  our entering into, or failing to enter into, agreements with any future corporate collaborators

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  our available cash

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  announcements of technological innovations or new products by us or our competitors

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  developments in patent or other proprietary rights

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  fluctuations in our operating results

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  litigation initiated by or against us

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  developments in domestic and international governmental policy or regulation

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  economic and other external factors or other disaster or crisis

The concentration of ownership among our existing officers, directors and principal stockholders may result in the entrenchment of management, prevent other stockholders from influencing significant corporate decisions and depress our stock price.

        As of October 30, 2003, our executive officers, directors and stockholders who hold at least 5% of our stock beneficially owned and controlled approximately 40% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to effect an entrenchment of management and to influence significantly and possibly control matters requiring approval by our stockholders, including a financing in which we sell more than 20% of our voting stock at a discount to the market price, the removal of our directors, the election of the members of our board of directors, approvals of amendments to our certificate of incorporation or bylaws, mergers, a sale of all or substantially all of our assets, going private transactions and other fundamental transactions. This concentration of ownership could also depress our stock price.

Risks Relating to the Offered Common Stock

The projections contained in this prospectus or any applicable prospectus supplement, and the registration statement of which this prospectus or any applicable prospectus supplement may be a part, are based on assumptions that may not materialize.

        The projections of our business included in this prospectus or any applicable prospectus supplement are based on assumptions which we believe are reasonable as of the date of such prospectus or prospectus supplement. No assurance can be given, however, regarding the attainability of the projections or the reliability of the assumptions on which they are based. Certain of the assumptions used may not materialize and unanticipated events may occur. Therefore, our actual results of operations may vary from the projections contained within this prospectus or any applicable prospectus supplement, and such variations may be material.

Management will have broad discretion as to the use of the proceeds from any offering by us under this prospectus and the applicable prospectus supplement, and we may not use the proceeds effectively.

        We have not designated for any particular purpose the amount of net proceeds we may receive from any offering we make under this prospectus and the applicable prospectus supplement. Accordingly, our management will have broad discretion as to the application of those net proceeds and could use them for purposes other than those contemplated at the time of the offering. Our stockholders may not agree with the manner in which our management proposes to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference, and the applicable prospectus supplement may contain, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended subsequent to our filing of such Annual Report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.

        Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under "Risk Factors" in this prospectus and the applicable prospectus supplement. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the prospectus supplement or the date of documents incorporated by reference in this prospectus that include forward-looking statements.

USE OF PROCEEDS

        We will retain broad discretion over the use of the net proceeds from our sale of common stock offered by us hereby. Except as described in any prospectus supplement, we currently intend to use the net proceeds from our sale of common stock under this prospectus for clinical trials, research and development and general and administrative expenses. We may also use a portion of those net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not planning or negotiating any such transactions. We will not receive any of the proceeds from the sale of our common stock under this prospectus by the selling stockholders.

SELLING STOCKHOLDERS

        Holders of our common stock may, from time to time, offer shares of our common stock under this prospectus and any applicable prospectus supplement with a maximum aggregate offering price of up to $12,000,000. We will identify these selling stockholders and describe any position, office or other material relationship that each of the selling stockholders has with us or has had with us within the prior three years, and we will provide information regarding the amount of common stock offered by each selling stockholder and the amount of securities held by each selling stockholder prior to, and after completion of, the offering of the shares by the selling stockholder, in each case by means of a post-effective amendment to the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

        We and the selling stockholders may sell the common stock covered by this prospectus:

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  to or through one or more underwriters or dealers;

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  directly to purchasers;

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  through agents; or

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  through a combination of any of these methods of sale.

        We and the selling stockholders may distribute the common stock:

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  from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

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  at market prices prevailing at the times of sale;

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  at prices related to such prevailing market prices; or

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  at negotiated prices.

        We will describe the method of distribution of the common stock in the applicable prospectus supplement.

        We and the selling stockholders may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

        Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us, the selling stockholders or the purchasers of the common stock offered hereunder (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933, as amended. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us or the selling stockholders, as applicable. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We and the selling stockholders may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.

        We and the selling stockholders may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business.

        In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.

        The underwriters in an offering of the common stock may also create a "short position" for their account by selling more common stock in connection with the offering than they are committed to purchase from us or the selling stockholders. In that case, the underwriters could cover all or a portion of the short position by either purchasing common stock in the open market or by exercising any over-allotment option granted to them by us or the selling stockholders, as applicable. In addition, any managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

LEGAL MATTERS

        The validity of the securities being offered by us hereby will be passed upon by Cooley Godward LLP, San Diego, California. The validity of the securities being offered by the selling stockholders hereby will be passed upon by Cooley Godward LLP, San Diego, California, or by other appropriate counsel.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

  •
  The description of our common stock set forth in the registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, which was filed with the SEC on November 4, 1996 (File No. 000-12943);

  •
  Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, as filed with the SEC on July 17, 2003 (File No. 000-12943);

  •
  Our Quarterly Report on Form 10-Q/A for the three months ended March 31, 2003, as filed with the SEC on July 17, 2003 (File No. 000-12943);

  •
  Our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2003, as filed with the SEC on August 14, 2003 (File No. 000-12943);

  •
  Our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2003, as filed with the SEC on November 12, 2003 (File No. 000-12943); and

  •
  Our Current Reports on Form 8-K which were filed on March 28, 2003 (File No. 000-12943), April 7, 2003 (File No. 000-12943), May 15, 2003 (File No. 000-12943), August 14, 2003 (File No. 000-12943), October 2, 2003 (File No. 000-12943) and January 12, 2004 (File No. 000-12943).

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

      Cypress Bioscience, Inc.
      4350 Executive Drive, Suite 325
      San Diego, CA 92121
      (858) 452-2323
      Attention: Investor Relations

        All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective date of filing such documents.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering the common stock only in jurisdictions where such offers are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

6,000,000 Shares

Common Stock

Deutsche Bank Securities

CIBC World Markets

Lazard

Jefferies & Company, Inc.

Prospectus Supplement

April 1, 2004

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
Cypress Bioscience
The Offering
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Intellectual Property
Risks Related to an Investment in our Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
BUSINESS
MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

ABOUT THIS PROSPECTUS
SUMMARY Cypress Bioscience, Inc.
RISK FACTORS
Risks Relating to the Offered Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE